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ROCHE HOLDING 82-3315

Roche Half-Year Report 2006





Innovations spanning the entire healthcare spectrum

Predisposition > Early detection > Prevention > Diagnosis > Therapy > Monitoring

As a pharmaceuticals and a diagnostics company, Roche brings pioneering products and services to market for every stage of the healthcare process, from identifying disease susceptibilities and testing for disease in at-risk populations to prevention, diagnosis, therapy and treatment monitoring.

Our focus on products that deliver significant benefits to patients and health professionals is a core element of our business strategy, and one of the key reasons for our success. As a research-intensive company with a long-term strategic focus, Roche strives to deliver sustainable value to all stakeholders.

Table of Contents

Half-Year Report 2006

Key results first half 2006

		Local sales growth %	Operating profit margin before exceptional items, % of sales
Pharmaceuticals	2006	+19.2	32.2
	2005	+21.7	28.8
Diagnostics	2006	+4.3	21.3
	2005	+3.9	23.8
Group	2006	+15.6	29.2
	2005	+16.9	26.8

	Six months ended 30 June 2006 (mCHF)	Six months ended 30 June 2005 (mCHF)	% change (CHF)	% change (LC)	% of sales 2006	% of sales 2005
Sales	19,849	16,622	+19	+16		
Research and development	3,063	2,543	+20	+17	15.4	15.3
EBITDA[1]	7,061	5,592	+26	+23	35.6	33.6
Operating profit before exceptional items	5,805	4,454	+30	+27	29.2	26.8
Profit before exceptional items[2]	4,528	3,418	+32		22.8	20.6
Net income	4,543	3,328	+37		22.9	20.0
Core EPS[3]	4.90	3.80	+29			

	30 June 2006	31 December 2005	30 June 2005
Net cash	11,965	11,215	8,448
Equity	41,520	40,158	37,478
Equity ratio	61.0%	58.0%	60.1%

1) EBITDA: Earnings before exceptional items and before financial income, financing costs, tax, depreciation and amortisation, including impairment. This corresponds to operating profit before exceptional items and before depreciation and amortisation, including impairment.

2) Continuing businesses.

3) See page 48 for definition of Core EPS.

LC = local currencies.

Outstanding growth

Group

- Group sales advance 16% to 20 billion Swiss francs, for a record half-year increase of over 3 billion Swiss francs.
- Operating profit margin rises 2.4 percentage points to 29.2%.
- Net income increases 37% to 4.5 billion Swiss francs thanks to strong operating performance and higher net financial income.

Pharmaceuticals

- Pharmaceutical sales grow 19% in local currencies, more than three times as fast as the global market.
- Cancer medicines deliver 48% growth, reinforcing Roche's leadership in oncology.
- Operating profit margin rises 3.4 percentage points to 32.2%.
- Marketing approvals received for Herceptin in early-stage breast cancer and for MabThera in rheumatoid arthritis.
- Mircera filed for the treatment of renal anemia.
- Thirteen additional alliances signed, including agreements to co-develop three new research compounds from Chugai.

Diagnostics

- Roche Diagnostics posts 4% rise in sales; growth accelerates in second quarter.
- As anticipated, investments in ongoing product launches and lower royalty income result in a decline in operating profit.
- Renewed Accu-Chek diabetes care portfolio experiencing strong uptake.

Outlook for 2006

- Above-market sales growth, with double-digit increases for the Roche Group and the Pharmaceuticals Division.
- Target is for core earnings per share to grow ahead of sales.

Additional information about Roche is available at http://www.roche.com.

All growth rates are based on local currencies.
Operating profit margins are stated before exceptional items.



Dear Shareholders

Your company turned in another outstanding performance in the first half of 2006. Group sales rose 16% in local currencies – an impressive increase for any healthcare company – resulting in market share gains and a further improvement in earnings performance. Sales revenues grew organically by over 3 billion Swiss francs, driven primarily by our leading oncology products, the influenza medicine Tamiflu and our diagnostic brands. We are developing many of our marketed products for additional indications that will help fuel future growth for the Roche Group.

Operating profit (before exceptional items) grew significantly faster than sales, increasing by more than a quarter in local currencies to 5.8 billion Swiss francs. As a result, the Group's operating profit margin improved again, to over 29%, despite increased investment in new product launches and in further strengthening our research and development pipeline. Financial income also increased significantly. Your company's strong operating and financial performance is reflected in net income, which rose by more than one-third to 4.5 billion Swiss francs in the first half of 2006. Core earnings per share increased by 29%.

Growth for the period was led by the Pharmaceuticals Division. At 15.6 billion Swiss francs, divisional sales were up 19% in local currencies from the first half of 2005 which was more than three times the market growth rate. The division's operating profit margin reached a record high of 32.2%, a significant increase of 3.4 percentage points.

Our anticancer medicines gained market share on sales growth of roughly 50%. We are expanding our production capacity in carefully targeted areas to keep pace with steadily rising demand for our products – particularly our leading medicines for cancer. Worldwide, for example, we are investing about 2.5 billion Swiss francs to strengthen our biotech manufacturing capabilities. At the same time we are working in partnership with a number

of other companies to increase Tamiflu production capacity to 400 million treatment courses per year by the end of 2006.

In a market characterised by cost and pricing pressures, our pharmaceuticals business continues to post strong sales growth because of the significant therapeutic benefits our newer prescription medicines offer to patients. A large-scale trial with Herceptin in early-stage HER2-positive breast cancer has shown that the drug reduces the risk of death by over a third, thus providing a long-term survival advantage compared with other treatment options. Similarly, Avastin has been shown to significantly extend the lives of patients with cancers of the breast, bowel and lungs – three of the most common types of cancer.

Our medicines are currently being tested for new indications and in new combinations in clinical trials involving 45,000 patients at 7,000 centres worldwide. Over the next two years we expect to receive nine approvals for additional cancer indications.

Other highlights during the first half-year included US and EU filings for approval to market Mircera for the treatment of anemia associated with chronic kidney disease. We also received our first marketing approvals, in the United States and the European Union, for MabThera/Rituxan for rheumatoid arthritis. In addition, we entered into a number of new product and technology alliances. These include agreements with Chugai to co-develop three of its highly promising late-stage research compounds for the strategically important disease areas of cancer and diabetes.

In the Diagnostics Division sales reached 4.3 billion Swiss francs, a rise of 4% in local currencies, during the first six months of 2006, with sales growth accelerating significantly in the second quarter. The division's molecular diagnostics and immunodiagnostics portfolios were the main growth drivers. As anticipated, operating profit (before exceptional items) declined for the period, falling 7% in local currencies from the year before, primarily as a result of investment spending on the rollout of new products and a decrease in royalty income following expiry of a number of PCR patents and the impact of one-time income from contracts in the first half of 2005. At 21.3%, the division's operating profit margin remains well above the industry average.

Roche's strategic focus will continue to be on developing leading-edge prescription medicines and diagnostic products that make major contributions to effective, high-quality patient care. We see tremendous potential for scientific and technical advances to contribute to better, timelier, more targeted healthcare delivery, and we intend to play a leading role in making that potential a reality. The sooner a disease is diagnosed, the sooner and more effectively it can be treated. For that reason, modern diagnostic tests that can detect disease early are gaining, and will continue to gain, in importance, particularly in oncology.

At Roche we will continue to pursue our winning strategy of focused innovation – for the benefit of patients, health professionals, our employees and you, our shareholders.

We are well equipped for future growth. Barring unforeseen events, we anticipate continued strong growth during the second half of 2006, and we expect full-year sales and income to be significantly higher than last year.



Franz B. Humer

Roche Group

Group results

Operationally and financially, the Roche Group had an outstanding first half-year. During the first six months of 2006 Group sales increased significantly, advancing 16% in local currencies (19% in Swiss francs) to 19.8 billion Swiss francs. Organic sales growth for the period totalled 3.2 billion Swiss francs. The Pharmaceuticals Division was the main growth driver. Its sales rose 19% in local currencies (23% in Swiss francs), over three times the global market, thanks primarily to continued strong demand for the anticancer medicines Herceptin, Avastin and MabThera/Rituxan and for the influenza medicine Tamiflu. In the Diagnostics Division interim sales showed a 4% increase in local currencies (8% in Swiss francs), with all business areas contributing to growth.

This strong top-line growth had a very positive impact on the Group's earnings performance. Operating profit before exceptional items rose 27% in local currencies to 5.8 billion Swiss francs. The corresponding operating profit margin improved significantly, increasing 2.4 percentage points to 29.2%, with sustained, robust sales growth more than offsetting increased investment in Roche's highly promising development pipeline and in new product launches.

The Group's improved earnings performance was due primarily to the significantly higher operating profit recorded by the Pharmaceuticals Division. Its operating profit before exceptional items increased 35% in local currencies (38% in Swiss francs) to 5.0 billion Swiss francs, raising the division's operating profit margin 3.4 percentage points to 32.2%.

In the Diagnostics Division, as anticipated, interim operating profit before exceptional items was down by 7% in local currencies to 910 million Swiss francs. This resulted in a margin decrease of 2.5 percentage points, to 21.3%. Investment spending on the roll-out of new products and a decrease in royalty income were the main reasons for the lower operating profit figure.

The Group's strong earnings performance is also reflected by other key indicators. EBITDA, for example, rose 23% in local currencies to 7.1 billion Swiss francs, and cash flow from operating activities (before taxes) reached 5.7 billion Swiss francs.

Net financial income totalled 424 million Swiss francs, a significant improvement over the first half of 2005. The Group's effective tax rate rose 3 percentage points, to 27.3%, primarily as a result of a higher effective tax rate at Genentech.

Net income increased substantially in the first six months, advancing 37% to 4.5 billion Swiss francs. The Group further strengthened its balance sheet. The ratio of equity to total assets is now 61%, and 87% of total assets are financed long term.

Outlook

Barring unforeseen events, Roche expects full-year sales and income for 2006 to be up significantly from 2005. The Group reaffirms the sales outlook announced at its annual media conference and increases the target on core earnings per share and non-voting equity security (core EPS): Sales in both the Pharmaceuticals and the Diagnostics Division are expected to grow ahead of the market in local currencies, with a continuing acceleration of Diagnostics' sales in the second half and continued double-digit growth for the Pharmaceuticals Division and the Group as a whole. Our target is now for core EPS to grow above sales.

Key figures: Pharmaceuticals Division

	In millions of CHF	% change in CHF	% change in local currencies	As % of sales
Sales	15,577	23	19	100
– Roche Pharmaceuticals	9,670	21	17	62
– Genentech	4,223	47	39	27
– *Chugai*	1,684	–7	–4	11
EBITDA	5,847	34	31	37.5
Operating profit[1]	5,016	38	35	32.2

1) Before exceptional items.

Pharmaceuticals

Growth continues to significantly outpace market

The Pharmaceuticals Division again posted very strong growth in the first half of 2006, with sales rising 19% in local currencies (23% in Swiss francs), or more than three times the global market growth rate (5%). Growth was driven primarily by strong demand for the division's oncology products, continued pandemic stockpiling of the influenza medicine Tamiflu, and sales of Bonviva/Boniva, for osteoporosis.

Sales gains[1] outpaced market growth almost fourfold in North America (23% vs 6%) and more than fourfold in Europe (23% vs 5%). In Japan sales declined 4% (vs a –1% market average), due mainly to significant government-mandated pharmaceutical price cuts and seasonal shifts in sales of Tamiflu compared with the prior-year period.

Divisional operating profit before exceptional items advanced significantly, rising 35% in local currencies to 5.0 billion Swiss francs, and the operating profit margin on the same basis improved by 3.4 percentage points to 32.2%. For more information on the operating results, see the *Financial Review* (p. 16).

1) Unless otherwise stated, all growth rates are in local currencies.

Sales by region



Latin America 6% *(+15%)*
Japan 11% *(-4%)*
Others 9% *(+28%)*
Europe 33% *(+23%)*
North America 41% *(+23%)*

Italics = growth rates.

Oncology

The division's oncology portfolio delivered first-half sales growth of 48%. All major brands contributed to this performance, which further consolidates Roche's position as the world's leading provider of cancer medicines.

Sales of MabThera/Rituxan (rituximab) for non-Hodgkin's lymphoma (NHL) continued to advance strongly in the first half of 2006. Growth was driven primarily by increasing use of the product in the first-line treatment of indolent NHL and aggressive NHL in Europe and in emerging markets such as Russia and China, while market penetration in the US remained high. In June and July, respectively, the Swiss and EU authorities approved MabThera as maintenance therapy in patients with relapsed or refractory follicular NHL, based on clinical data showing that the product reduces the risk of death by almost half compared with standard disease management.

Worldwide sales of Herceptin (trastuzumab), for HER2-positive breast cancer, more than doubled compared with the first half of 2005. Strong growth in the US and Europe was driven predominantly by uptake of the product in early-stage HER2-positive breast cancer. This indication was approved in the EU in May and is currently undergoing priority review in the US. Follow-up data from the large-scale HERA trial, presented at the 2006 meeting of the American Society of Clinical Oncology (ASCO) in June, showed that Herceptin given after standard chemotherapy reduces the risk of death by 34% in patients with early breast cancer.

Avastin (bevacizumab), for colorectal cancer, posted impressive 119% sales growth, driven by strong demand in the US and across Europe. Avastin is the first and only anti-angiogenic agent that has been shown to improve patient survival in three major cancers: colorectal, non-small cell lung (NSCLC) and breast cancer. In June the FDA approved an application to expand the product's label to include second-line treatment of metastatic colorectal cancer. Following a filing in April for non-squamous NSCLC, the most common form of lung cancer, Genentech filed a further application with the FDA in May for first-line use in advanced breast cancer. Roche applied in the EU for approval of this indication in July and is preparing to file further applications in the second half of 2006 for advanced lung cancer and to broaden the medicine's current labelling for advanced colorectal cancer. In April Chugai filed the first marketing application in Japan for Avastin, for the treatment of advanced or recurrent colorectal cancer.

Strong first-half growth in sales of Xeloda (capecitabine) was driven mainly by increased market penetration in the adjuvant colon cancer setting (after surgery). Over 1 million patients have now benefited from treatment with this innovative oral anticancer agent. An EU filing for stomach cancer is planned for the second half of 2006. The results of a clinical trial of Xeloda in combination with oxaliplatin and Avastin in colon cancer are expected later this year and could eventually lead to further regulatory filings.

Sales of Tarceva (erlotinib), a novel targeted treatment shown to extend the lives of patients with advanced lung and pancreatic cancer, continued to grow strongly. Tarceva is approved for the treatment of lung cancer in the EU, the US and many other countries. Following approval in the US late last year for advanced pancreatic cancer, the product is currently being reviewed by EU regulators for the same indication. In April Chugai filed in Japan for approval of Tarceva to treat advanced or recurrent NSCLC.

Anemia

Combined sales of Roche's NeoRecormon and Chugai's Epogin (epoetin beta) grew slightly in the first half-year. NeoRecormon again recorded good sales growth in a highly competitive market, maintaining its long-standing overall market leadership for the treatment of renal and cancer-related anemia in the regions where it is sold. Sales of NeoRecormon in cancer-related anemia continued to outgrow the market. In Japan, where Epogin remains the market leader in the renal anemia segment, sales revenues declined 6% due to government-mandated price cuts and reimbursement changes that resulted in a contraction of the overall anemia market.

Transplantation

CellCept (mycophenolate mofetil), a leading immunosuppressant worldwide for the prevention of transplant rejection, continued its solid overall sales growth. Combined sales of Valcyte (valganciclovir) and Cymevene (ganciclovir), for prevention of dangerous cytomegalovirus infections, showed strong growth worldwide, advancing 16% to 223 million Swiss francs.

Virology

Sales of Tamiflu (oseltamivir) grew 62%, driven by pandemic orders and seasonal sales. Due to an early flu season in Japan, the majority of seasonal sales in that market occurred in the fourth quarter of 2005, resulting in lower sales in the first half of 2006 than in the prior-year period. Roche continues to expand efforts to increase and speed up availability of the medicine for influenza pandemic planning worldwide. In May Roche signed an agreement with the South African company Aspen to provide technical know-how for the production of a generic version of oseltamivir for pandemic use in Africa.

Top-selling pharmaceutical products – Roche Group

Product	Generic name	Indication	Sales for 1st half of 2006 in millions of CHF	% change in local currencies
MabThera/Rituxan	rituximab	non-Hodgkin's lymphoma, rheumatoid arthritis	2,348	16
Herceptin	trastuzumab	metastatic breast cancer, adjuvant breast cancer	1,813	105
Avastin	bevacizumab	metastatic colorectal cancer	1,389	119
NeoRecormon, Epogin	epoetin beta	anemia	1,100	1
Tamiflu	oseltamivir	treatment and prevention of influenza A and B	961	62
CellCept	mycophenolate mofetil	transplantation	891	7
Pegasys	peginterferon alfa-2a	hepatitis B and C	724	2
Xeloda	capecitabine	metastatic breast cancer, metastatic colorectal cancer, adjuvant colon cancer	472	27
Tarceva	erlotinib	non-small cell lung cancer, pancreatic cancer	367	143
Xenical	orlistat	weight loss, weight control	363	12

Sales of the HIV medicine Fuzeon (enfuvirtide) showed a healthy 19% gain to 143 million Swiss francs, with good growth in all marketing regions.

Sales of Pegasys (peginterferon alfa-2a) grew slightly in the first half-year, with the product maintaining its position as the world's leading treatment for chronic hepatitis C. Copegus (ribavirin) sales declined significantly as a result of generic erosion, particularly in the US.

Rheumatoid Arthritis

Following FDA approval for MabThera/Rituxan in rheumatoid arthritis (RA) in February and its rapid launch in this new indication by Genentech, early acceptance in the US has been very encouraging. Roche received EU marketing authorisation in July and European launches of MabThera in RA have commenced. MabThera/Rituxan provides lasting clinical benefits when patients are treated with repeated courses of only two infusions every six to twelve months. Strong radiographic data showing that MabThera can significantly inhibit joint damage in RA were presented at the Annual European Congress of Rheumatology (EULAR) in June.

Primary care

Sales of once-monthly oral Bonviva/Boniva (ibandronic acid), for osteoporosis, increased to 167 million Swiss francs in the first half of 2006, with the product's share of the US bisphosphonate market advancing to over 10%. Roche and its co-development partner GlaxoSmithKline have now launched the product in 42 countries worldwide. Launches in additional European markets are planned over the next few months. Following US approval and launch in January, Bonviva/Boniva Injection was approved in the EU in March. Given only once every three months, this new dosage form offers effective treatment to women unable to take or tolerate oral bisphosphonates.

Xenical (orlistat), for weight loss, showed double-digit growth. In January an FDA advisory committee recommended approval of orlistat 60 mg capsules as an over-the-counter medicine for weight loss in the US. Subject to final FDA approval, our co-marketing partner GlaxoSmithKline Consumer Healthcare plans to market the OTC product under the brand name Alli.

Major regulatory filings in the first half of 2006[1)]

Product	Generic name	Indication	Country
Actemra	tocilizumab	rheumatoid arthritis; systemic onset juvenile idiopathic arthritis	Japan
Avastin	bevacizumab	first-line metastatic breast cancer	USA, EU
		first-line non-squamous, non-small cell lung cancer (NSCLC)	USA
		advanced or recurrent colorectal cancer	Japan
Mircera	(formerly C.E.R.A.)	renal anemia	EU, USA, Switzerland
Herceptin	trastuzumab	early-stage HER2-positive breast cancer	EU, USA, Switzerland
MabThera/Rituxan	rituximab	maintenance treatment of follicular non-Hodgkin's lymphoma (NHL)	Switzerland
		low-grade or follicular CD20-positive NHL	USA
Tarceva	erlotinib	advanced or recurrent NSCLC	Japan

Major approvals in the first half of 2006[1)]

Avastin	bevacizumab	second-line metastatic colorectal cancer, combination with 5-fluorouracil-based chemotherapy	USA
Bonviva/Boniva Injection	ibandronic acid	osteoporosis (intravenous formulation)	EU, USA, Switzerland
Herceptin	trastuzumab	early-stage HER2-positive breast cancer	EU
MabThera/Rituxan	rituximab	rheumatoid arthritis, anti-TNF failures	USA, EU, Switzerland
		maintenance treatment of follicular NHL	EU, Switzerland
		diffuse large B-cell CD20-positive NHL	USA
Tamiflu	oseltamivir	pediatric influenza prophylaxis	EU, Switzerland

1) Includes supplemental indications; updated to 11 July 2006.

Major development activities

At the end of June 2006 the Pharmaceuticals Division's R&D pipeline comprised 112 projects, including 57 new molecular entities and 55 additional indications. The Division currently has 36 projects in phase III development and ten projects in the registration phase. Nine major marketing applications were approved by US or EU regulators from January to early July 2006 (see table, above). Roche Pharmaceuticals plans to file five major new indications in the second half of this year.

Details of the Roche R&D pipeline are available at www.roche.com/inv_pipeline.

Initial phase III data on Herceptin in combination with hormonal therapy have shown positive benefits for patients with HER2 and hormone receptor co-positive advanced disease. Recruitment of patients has started for a clinical trial that will evaluate Herceptin in the treatment of HER2-positive stomach cancer.

In June a US trial of Avastin plus gemcitabine in advanced pancreatic cancer was stopped after it did not meet its primary endpoint of overall survival. Roche and Genentech are continuing the comprehensive clinical development programme investigating Avastin in a broad range of cancers, including another study in pancreatic cancer in which Avastin is added to a standard regimen and Tarceva.

Large phase III trials are currently investigating or are planned with Tarceva in patients with NSCLC following chemotherapy, in comparison to chemotherapy in earlier lines of metastatic treatment, and in the adjuvant setting (after surgery). Phase II data presented at ASCO show that, compared

with standard chemotherapy, the combination of Tarceva and Avastin improves progression-free survival and is associated with fewer side effects in patients with recurrent or refractory NSCLC. Phase III trials of both products in first-line and relapsed NSCLC are currently ongoing.

In the first half-year Roche filed marketing applications with the regulatory authorities in the US and the EU for Mircera (formerly C.E.R.A) in its first indication, the treatment of renal anemia in patients on dialysis and not on dialysis. Mircera, the first of a new class of continuous erythropoietin receptor activators, has been studied using a two-week dosing interval for correction of anemia in untreated patients and using a once-monthly regimen for maintenance treatment. Clinical development of Mircera in cancer-related anemia is proceeding as planned.

MabThera/Rituxan is currently being tested in patients with earlier stages of rheumatoid arthritis in an extensive development programme consisting of four phase III clinical trials. In April, based on excellent phase III data, Chugai filed applications with the Japanese health authorities to expand marketing approval of Actemra (tocilizumab) to include the treatment of adult RA and systemic onset juvenile idiopathic arthritis. Outside Japan, ongoing phase III development of Actemra in RA is progressing well, with three-quarters of the anticipated 4,100 patients now enrolled in several studies. Following positive phase II outcomes, ocrelizumab, a next-generation humanised anti-CD20 monoclonal antibody, is moving into phase III development for RA.

R1626, an innovative oral polymerase inhibitor, has shown strong antiviral activity in patients with chronic hepatitis C in early clinical trials.

Phase III development of Bondronat (ibandronic acid) for the additional indication of moderate to severe metastatic bone pain in cancer patients has been discontinued due to significant delays in patient recruitment. This does not affect the product's current marketed indication, metastatic bone disease associated with breast cancer.

Roche has agreed to return all rights to R1550 and R1564 to its partner, Antisoma, which plans to continue development of both products for cancer. Roche and Antisoma remain committed to the strategic alliance under which Roche has opt-in rights to cancer drugs entering clinical trials at Antisoma until November 2007.

In the first six months of 2006 Roche further strengthened its R&D pipeline with thirteen partnering transactions. Among these are three promising compounds currently in preclinical research at Chugai – two in oncology and one in diabetes.

Key figures: Diagnostics Division

	In millions of CHF	% change in CHF	% change in local currencies	As % of sales
Sales	4,272	8	4	100
– Diabetes Care	1,428	4	1	34
– Centralized Diagnostics	1,535	7	4	36
– Molecular Diagnostics	609	10	6	14
– Near Patient Testing	393	15	11	9
– Applied Science	307	13	10	7
EBITDA	1,333	–1	–4	31.2
Operating profit[1]	910	–4	–7	21.3

1) Before exceptional items.

Diagnostics

On track for above-market growth

Roche Diagnostics' sales rose 4% in local currencies (8% in Swiss francs) during the first half of 2006. Following first-quarter growth of 3%, divisional sales accelerated in the second quarter, advancing at a rate of 5%. Roche Molecular Diagnostics and Roche Centralized Diagnostics continued to generate the majority of growth, with revenues from these businesses up 6% and 4%, respectively, for the period. Roche Near Patient Testing and Roche Applied Science continued to perform strongly, both posting double-digit growth.

The decline in the Division's operating profit (before exceptional items) and operating margin reflects continued investment in the rollout of new products and continuing price pressure, especially in the clinical chemistry business. In addition, royalty income from PCR licences declined significantly due to the worldwide expiry of the basic PCR patents and one-off income from contracts in the first half of last year. At 21.3%, the operating profit margin remains well above the industry average.

The rollout and increased market penetration of the renewed Accu-Chek portfolio in the blood glucose monitoring segment are expected to contribute to accelerated sales growth in the second half of the year.

Sales by region



Europe/Middle East/ Africa 48% *(+6%)*
Japan 5% *(+2%)*
Asia-Pacific 7% *(+6%)*
Others 1% *(+2%)*
Iberia/Latin America 11% *(+10%)*
North America 28% *(0%)*

Italics = growth rates.

Diabetes Care

With sales up 6% in a promising second quarter, Roche Diabetes Care maintained its global market leadership in a highly competitive segment, despite the continued impact of declining sales of the Accu-Chek Advantage meter in the United States. Growth in the first six months was fuelled primarily by strong growth of the Accu-Chek Compact line and Accu-Chek Aviva, which is becoming one of the main growth drivers for Diabetes Care. The strong uptake of integrated systems such as Accu-Chek Compact Plus in North America and the launches of Accu-Chek Compact, Accu-Chek Integra and Accu-Chek Multiclix in several markets in Asia also contributed to this result. High sales volumes for the Accu-Chek Active meter in Latin America and Asia Pacific and very positive uptake of the Accu-Chek Spirit insulin pump in Europe are expected

Top-selling product lines in the first half of 2006[1]

Product line	Market segment	Business area	Sales for 1st half of 2006 in millions of CHF	% change in local currencies
Accu-Chek	Diabetes management	Diabetes Care	1,305	0
Cobas Integra[2] Roche Hitachi[2]	Clinical chemistry	Centralized Diagnostics	566	–4
Elecsys	Immunodiagnostics	Centralized Diagnostics	581	12
Amplicor Test, Cobas Amplicor	Clinical molecular diagnostics	Molecular Diagnostics	377	7
Cobas AmpliScreen	Nucleic acid-based blood screening	Molecular Diagnostics	156	3
CoaguChek	Coagulation monitoring	Near Patient Testing	103	15

1) Based on latest product definitions.
2) Excluding homogeneous immunoassays (HIAs).

to further strengthen Roche's market leadership. Overall, the insulin delivery business outside the US grew 22% in the first six months.

Centralized Diagnostics

Helped by continued above-market growth in immunodiagnostics sales (12%), Roche Centralized Diagnostics retained its leadership in the clinical laboratories segment. Overall sales by this business area rose 4% in the first six months. The first three configurations of the new cobas 6000 series of modular analytical systems were launched in Europe in June and are scheduled for release in the United States in the third quarter of 2006. This next-generation platform, which will ultimately be available in seven different configurations, is ideally suited for use in medium-size laboratories, complementing the division's current offerings for large and small-size labs. It provides laboratories with an integrated clinical chemistry and immunoassay testing platform that can easily be expanded on-site to meet changing laboratory needs.

Two other Roche Diagnostics systems that are about to set new standards of performance and customer value are cobas c 111 (clinical chemistry and electrolyte analyser for extra-small-workload laboratories) and cobas e 411, both due to be launched in the fourth quarter of this year. cobas e 411 features Roche Diagnostics' common graphical user interface, bringing the instrument into line with the cobas 6000 analyser series and providing the same high level of user friendliness.

Molecular Diagnostics

Roche Molecular Diagnostics posted sales growth of 6% for the period, maintaining a market share of around 40% in an increasingly competitive sector. Sales of virology products continued to grow in line with the market, with blood screening also remaining a major contributor to growth. LightCycler SeptiFast Test, which can rapidly and reliably detect and identify 25 bacterial and fungal pathogens responsible for about 90% of all sepsis (blood poisoning) cases, was launched in Europe. This new test opens up a new dimension in the management of sepsis, where prompt, targeted treatment is crucial. In June Roche began rolling out the new automated cobas s 201 modular blood screening system and comprehensive cobas TaqScreen MPX multiplex test across Europe. cobas TaqScreen MPX Test, which simultaneously detects HIV-1 (groups M and O), HIV-2, and hepatitis B and C viruses in donated blood and blood products, received CE (Conformité européenne) certification in March 2006. US biologics license applications (BLAs) for this test and for cobas TaqScreen WNV Test, for detection of West Nile virus, are planned for the third quarter of this year.

Near Patient Testing

Roche Near Patient Testing posted strong growth in the first half of 2006, with sales up 11%. Roche Diagnostics' leadership in coagulation monitoring was enhanced by the introduction of the CoaguChek XS system outside the United States. This instrument provides coagulation results on

Major product launches in the first half of 2006

Business area	Product
Centralized Diagnostics	cobas 6000 series: provides an integrated clinical chemistry (cobas c 501 module) and immunoassay (cobas e 601 module) testing platform that supports easy on-site expandability and delivers more than 95 percent of a mid-volume laboratory's typical testing needs
Molecular Diagnostics	LightCycler SeptiFast Test: rapidly and reliably detects and identifies 25 different sepsis-causing pathogens that are responsible for 90 percent of all sepsis (blood poisoning) cases
	cobas TaqScreen MPX Test: comprehensive test for the detection of HIV-1 (groups M and O), HIV-2, and hepatitis B and C; can be used to screen whole blood, plasma, and organs and tissues from living donors
Near Patient Testing	CoaguChek XS Plus: hand-held system for coagulation monitoring for professional use

the spot, and virtually pain-free, from a single drop of blood. It enables more patients on long-term oral anticoagulant therapy to benefit from the advantages of self-monitoring, instead of having to make regular visits to the doctor. Sales of blood glucose monitoring products advanced 35%, spurred by the trend towards tighter glycemic control in hospitalised patients and the fact that nearly all hospitals now perform blood glucose tests at patients' bedsides. The Accu-Chek Inform meter and Accu-Chek Advantage/Sensor strips are clear market leaders in this segment. Sales of cardiac assays rose 12%, helped by the rollout of the Cardiac proBNP test.

Applied Science

Roche Applied Science posted strong growth of 10% compared with the first half of 2005. The LightCycler 480 instrument, for high-throughput real-time PCR analysis, and the Genome Sequencer 20 system were the main growth drivers. GS20, the first product to result from the strategic alliance with 454 Life Sciences, is being used in an increasing number of applications in the attractive gene-sequencing market.

Operating results

Group operating results

Sales (continuing businesses)


in billions of CHF
% LC growth
2006
+15.6
2005
+16.9
2004*
+14.4
0
5
10
15
20

Operating profit (before exceptional items)


in billions of CHF
% of sales
29.2
26.8
24.8
0
2
4
6
8

The 2006 interim results show a strong operating performance both in terms of top-line growth as well as profit margins, driven by the Pharmaceuticals Division.

Total sales grew by 16% in local currencies (19% in Swiss francs; 13% in US dollars) to 19.8 billion Swiss francs, with the Pharmaceuticals Division contributing 78% of Group sales and the Diagnostics Division representing 22%. The incremental sales increase of 3.2 billion Swiss francs was achieved through organic growth and primarily driven by strong demand for the Group's oncology drugs Herceptin, Avastin and MabThera/Rituxan and by the anti-influenza drug Tamiflu. The incremental sales increase is after absorbing almost 400 million Swiss francs of lower Rocephin sales following the US patent expiry in July 2005.

The Group's operating profit before exceptional items increased by 27% in local currencies to 5.8 billion Swiss francs. The corresponding operating profit margin grew by 2.4 percentage points to 29.2%, driven by the increase in Pharmaceuticals by 3.4 percentage points, whereas the margin in Diagnostics declined by 2.5 percentage points. This margin growth was achieved at the same time the Group continued to increase investments in launch and pre-launch activities as well as in the strong development pipeline.

The exchange rate impact on sales and operating profit growth as expressed in Swiss francs was quite strong, with Swiss-franc growth being 3 percentage points higher than local-currency growth. In the first half of 2006, the average exchange rate for the US dollar was 6% higher than in the comparative period and the euro was 1% higher, while the Japanese yen lost around 3%.

Group operating results for the six months ended 30 June 2006

	Pharmaceuticals (mCHF)	Diagnostics (mCHF)	Corporate (mCHF)	Group (mCHF)
Sales	15,577	4,272	-	19,849
Operating profit before exceptional items	5,016	910	(121)	5,805
– margin	32.2	21.3	–	29.2
EBITDA	5,847	1,333	(119)	7,061
– margin	37.5	31.2	–	35.6

Group operating results – Development of results compared to the six months ended 30 June 2005

	Pharmaceuticals	Diagnostics	Corporate	Group
Sales: % change in local currencies	+19	+4	–	+16
Operating profit before exceptional items: % change in local currencies	+35	-7	-11	+27
– margin: percentage point change	+3.4	-2.5	–	+2.4
EBITDA: % change in local currencies	+31	-4	-11	+23
– margin: percentage point change	+2.9	-2.9	–	+2.0

* 2004 data in all graphs taken from published Half-Year Report 2005 or 2004 and not fully comparable to 2005 and 2006 due to restatements.

Pharmaceuticals operating results

The Pharmaceuticals Division increased its sales strongly by 19% in local currencies (23% in Swiss francs; 17% in US dollars) to 15.6 billion Swiss francs, outpacing global market growth by a factor of more than three. Operating profit before exceptional items was 5.0 billion Swiss francs, representing growth of 35% in local currencies. Consequently there was a margin increase of 3.4 percentage points to 32.2%.

Marketing support was significant for important products such as MabThera/Rituxan, Herceptin, Avastin, Pegasys and Tarceva. Launch and pre-launch activities were also significant, notably for Avastin and Tarceva due to continued rollouts in different countries and of new indications, and for Bonviva/Boniva in the US. There was also continued R&D investment in the strong development pipeline.

Pharmaceuticals Division results for the six months ended 30 June

	2006 (mCHF)	2005 (mCHF)	% change (CHF)	% change (local currencies)
Sales	15,577	12,652	+23	+19
Royalties and other operating income	636	542	+17	+12
Cost of sales	(3,160)	(2,831)	+12	+6
Marketing and distribution	(4,187)	(3,354)	+25	+20
Research and development	(2,736)	(2,207)	+24	+21
General and administration	(786)	(825)	-5	-8
Amortisation and impairment of intangible assets	(328)	(332)	-1	-4
Operating profit before exceptional items	5,016	3,645	+38	+35
- margin	32.2	28.8	+3.4	
EBITDA	5,847	4,372	+34	+31
- margin	37.5	34.6	+2.9	

Sales: The major growth drivers were again key products in the oncology, transplantation and virology franchises (including Tamiflu). The renal anemia franchise was basically stable at 2005 levels.

Pharmaceuticals Division – Sales by franchises for the six months ended 30 June

Franchise	Sales 2006 (mCHF)	% of sales	% change (local currencies)
Oncology	7,345	47	+48
Transplantation	1,139	7	+8
Virology	2,121	7[1]/14	-5[1]/+17
Renal anemia	828	5	-1
Others	4,144	27	-6
Total	15,577	100	+19

1) excluding Tamiflu.

Almost all product lines showed sales growth. This was especially notable for the Top 10 Pharmaceuticals products, which had a strong growth of 37% in the first half of 2006, and the Top 20 products which grew by 27%. Of the Top 20 products only three (Rocephin, Dilatrend and Nutropin) were in decline, mainly due to patent expiry. The US patent expiry for Rocephin in July 2005 led to significantly reduced sales in the second half of 2005 and the first half of 2006, however this will not have a material further incremental effect in the second half of 2006. The decline of 6% of all other products is primarily due to generic erosion affecting Copegus and Roaccutane and due to the discontinuation of Enbrel manufacturing for Amgen in the middle of 2005.

The sales growth of the Pharmaceuticals Division is driven by nine products (Herceptin, Avastin, MabThera/Rituxan, Tamiflu, Tarceva, Bonviva/Boniva, Xeloda, CellCept and Xolair) representing 56% of the portfolio (first half 2005: 43%; first half 2004: 35%). Together they generated 3.2 billion Swiss francs of additional sales compared to the first half of 2005. Tamiflu sales were driven by pandemic stockpiling by governments, along with commercial and seasonal sales.

Pharmaceuticals Division – Sales of Top 20 products for the six months ended 30 June

	Sales 2006 (mCHF)	% of sales	% change (local currencies)	Franchise
MabThera/Rituxan	2,348	15	+16	Oncology
Herceptin	1,813	12	+105	Oncology
Avastin	1,389	9	+119	Oncology
NeoRecormon/Epogin	1,100	7	+1	Anemia, Oncology
Tamiflu	961	6	+62	Virology
CellCept	891	6	+7	Transplantation
Pegasys	724	5	+2	Virology
Xeloda	472	3	+27	Oncology
Tarceva	367	2	+143	Oncology
Xenical	363	2	+12	Metabolic disorders
Xolair	257	2	+34	Respiratory diseases
Kytril	254	2	+6	Oncology
Nutropin	244	2	-1	Metabolic disorders
Cymevene/Valcyte	223	1	+16	Transplantation
Rocephin	216	1	-66	Infectious diseases
Pulmozyme	212	1	+9	Respiratory diseases
Neutrogin	188	1	+15	Oncology
Activase/TNKase	178	1	+20	Cardiovascular diseases
Bonviva/Boniva	167	1	+661	Metabolic disorders
Dilatrend	159	1	-7	Cardiovascular diseases
Total Top 20 products	12,526	80	+27	
Other products	3,051	20	-6	
Total	15,577	100	+19	

More information on the products and pipeline can be found in the appropriate sections in the Business Report, which is part of the 2005 Annual Report.

Sales by region: Sales continued to grow in the major regions of North America and Europe, while Japan recorded a decline. In North America, sales grew almost four times the market rate, driven by products marketed by Genentech (Avastin, Herceptin, MabThera/Rituxan, Tarceva and Xolair) as well as Tamiflu, Bonviva/Boniva, CellCept and Xeloda. Together these more than compensated for the 371 million Swiss francs decline in sales of Rocephin following US patent expiry in July 2005 and the 84 million Swiss francs decline in sales of Copegus also due to generic erosion. Roche Pharmaceuticals continued to gain market share in Europe, driven by continuing strong sales growth of Herceptin, Avastin, Tamiflu, MabThera/Rituxan, Tarceva and Xeloda. Lower sales in Japan were primarily driven by Tamiflu, due to a different influenza pattern in the season 2004/2005 when compared to the season 2005/2006, and by the impacts of the normal price cuts, which happen every two years and which became effective 1 April 2006.

Pharmaceuticals Division – Sales by regions for the six months ended 30 June

Region	Sales 2006 (mCHF)	% of sales	% change (local currencies)
North America	6,391	41	+23
Europe	5,102	33	+23
Japan	1,684	11	–4
Other regions	2,400	15	+23
Total	15,577	100	+19

Royalties and other operating income: The increase of 12% in local currencies was due to higher out-licensing income, in particular increased upfront and milestone income. Gains on product divestments were not significant.

Cost of sales: The increase of 6% in local currencies was significantly below the 19% increase in sales. This is due to manufacturing economies of scale in production and some product mix effects. In addition there are continuing productivity improvements and benefits from focussing on a smaller number of production sites. The comparative period in 2005 included 49 million Swiss francs paid by Genentech to cancel certain manufacturing obligations. These factors more than compensated for the 40% increase in royalty expenses on product sales to 752 million Swiss francs from 521 million Swiss francs in 2005, driven by the success of MabThera/Rituxan, Tarceva, Xolair and Tamiflu, and for the gross profit share to GlaxoSmithKline following from increased Bonviva/Boniva sales.

Marketing and distribution: These costs increased by 20% in local currencies. This is higher than the growth in sales due to a variety of factors. Avastin and Tarceva were rolled out in Europe, strong support was given to Bonviva/Boniva, in particular in the US, and there were pre-launch costs in the US for MabThera/Rituxan in rheumatoid arthritis, for Avastin in lung and breast cancer indications, and for Lucentis. In Japan, strategic marketing functions were strengthened and the sales force was significantly increased to maximise the product values by reorganising the oncology/renal specialised representatives. Additionally in Japan there was preparation for the much earlier than originally anticipated launches of Avastin and Tarceva and also for the launch of Actemra in rheumatoid arthritis. Furthermore, over the past 12 to 18 months a number of new affiliates have been established in Eastern Europe. Costs relating to Tamiflu increased to properly communicate its role in both seasonal flu and pandemic planning. Marketing and distribution costs as a percentage of sales were 26.9% compared to 26.5% in the first half and 28.1% in the second half of 2005.

Research and development: The increase of over 500 million Swiss francs, or 21% in local currencies, to over 2.7 billion Swiss francs reflects higher spending on late-stage clinical trials and early stage projects driven by the many additional indications, in particular for the oncology portfolio and for MabThera/Rituxan and Actemra in rheumatoid arthritis. Cost growth was particularly strong in Japan due to eight planned filings in 2006 and high development activities for future products. Research and development costs as a percentage of sales were 17.6% compared to 17.4% in the first half and 18.9% in the second half of 2005.

General and administration: The overall decrease of 39 million Swiss francs or 8% in local currencies was due to 47 million Swiss francs lower restructuring costs, in particular at Chugai, gains made on the disposal of property and lower software implementation costs. Excluding these items, general and administration costs increased by 5% in local currencies.

Amortisation and impairment of intangible assets: The decline of 4% in local currencies was solely due to Genentech, as some intangible assets were fully amortised by mid-2005.

Pharmaceuticals sub-divisional results for the six months ended 30 June

2006	Sales (mCHF)	EBITDA (mCHF)	EBITDA as % of sales	Operating profit before exceptional items (mCHF)	Operating profit before exceptional items as % of sales
Roche Pharmaceuticals	9,670	3,576	37.0	3,054	31.6
Genentech	4,223	1,916	45.4	1,686	39.9
Chugai	1,684	355	21.1	276	16.4
Pharmaceuticals Division	15,577	5,847	37.5	5,016	32.2
2005					
Roche Pharmaceuticals	7,978	2,795	35.0	2,355	29.5
Genentech	2,867	1,051	36.7	838	29.2
Chugai	1,807	526	29.1	452	25.0
Pharmaceuticals Division	12,652	4,372	34.6	3,645	28.8

Within the Pharmaceuticals Division, Roche Pharmaceuticals showed a strong sales increase and an increased operating profit margin. Economies of scale, a favourable product mix development, and lower cost ratios in research and development and general and administration off-set the impact of higher royalty expenses and marketing and distribution costs. At Genentech, overall costs grew less than the significantly increased sales, which improved the operating profit margin by 10.7 percentage points to 39.9%. Chugai experienced a sales decline of 4% in local currencies, driven primarily by lower Tamiflu sales in 2006. Excluding Tamiflu, Chugai sales were slightly above 2005 levels in spite of the price cuts effective 1 April 2006. Operating profit at Chugai declined by 176 million Swiss francs. Around a third of this decline was due to lower Tamiflu sales, another third was due to the impact of significantly higher marketing and distribution and research and development costs, and the remaining third was primarily due to lower prices, a 2005 milestone income and the lower Japanese yen. Additional information on the Pharmaceuticals Division's sub-divisional results is given in Note 2 to the Interim Financial Statements and further information on Genentech and Chugai is given in Notes 3 and 4.

Diagnostics operating results

The Diagnostics Division increased its sales to 4.3 billion Swiss francs, growing 4% in local currencies (8% in Swiss francs; 2% in US dollars) while maintaining its leading market position. The operating profit before exceptional items decreased by 7% in local currencies to 910 million Swiss francs. The margin of 21.3% was still well above industry average, although there was a margin decline of 2.5 percentage points. This was primarily due to investments in product launches and continued selling price pressure. Additionally, 2006 royalty and other operating income were substantially lower, mainly due to some one-time income in 2005.

Diagnostics Division results for the six months ended 30 June

	2006 (mCHF)	2005 (mCHF)	% change (CHF)	% change (local currencies)
Sales	4,272	3,970	+8	+4
Royalties and other operating income	91	168	-46	-47
Cost of sales	(1,774)	(1,500)	+18	+14
Marketing and distribution	(1,021)	(998)	+2	-1
Research and development	(327)	(336)	-3	-5
General and administration	(165)	(192)	-14	-17
Amortisation and impairment of intangible assets	(166)	(166)	0	-3
Operating profit before exceptional items	910	946	-4	-7
- margin	21.3	23.8	-2.5	
EBITDA	1,333	1,353	-1	-4
- margin	31.2	34.1	-2.9	

Sales: Major drivers of sales growth were again Molecular Diagnostics and Centralized Diagnostics (Immunodiagnostics), with Applied Science and Near Patient Testing also delivering solid performances. Diabetes Care sales were slightly ahead of 2005, with strong performance in all regions except the US owing to erosion of Accu-Check Advantage sales.

Diagnostics Division – Sales by business area for the six months ended 30 June

Business area	Sales 2006 (mCHF)	% of sales	% change (local currencies)
Diabetes Care	1,428	34	+1
Centralized Diagnostics	1,535	36	+4
– of which Immunochemistry	*581*	*14*	*+12*
Molecular Diagnostics	609	14	+6
Near Patient Testing	393	9	+11
Applied Science	307	7	+10
Total	4,272	100	+4

Sales by regions: Sales continued to grow ahead or in line with the market in all regions with the exception of North America where sales declined relative to the market. Sales in this region were primarily affected by declining sales in Diabetes Care due to erosion of Accu-Check Advantage sales.

Diagnostics Division – Sales by regions for the six months ended 30 June

Region	Sales 2006 (mCHF)	% of sales	% change (local currencies)
North America	1,180	28	0
EMEA[1]	2,067	48	+6
Japan	205	5	+2
Other regions	820	19	+8
Total	4,272	100	+4

1) Europe, Middle East and Africa (excluding Iberia).

Royalties and other operating income: At 91 million Swiss francs, royalty and other operating income was about half the level in the comparative period. 2005 included substantial one-off income from contracts with companies such as Abbott and Applera.

Cost of sales: The overall increase of 14% in local currencies was considerably higher than sales growth. This was a result of business area mix impacts, product mix shift impacts towards instruments, higher depreciation resulting from the significantly increased leased-out instruments base, and start-up and validation costs for the new manufacturing facility in Branchburg in the US. Royalty expenses of 118 million Swiss francs in 2006 were in line with the 113 million Swiss francs in 2005. Cost of sales as a percentage of sales increased to 41.5% from 37.8% in the first half and 41.0% in the second half of 2005.

Marketing and distribution: The decrease of 1% in local currencies is due to the significant 2005 launch expenses for a number of new Diabetes Care products such as the Accu-Chek Aviva blood glucose meter in Europe and the US. In addition, sample consumption and inventory write-offs were lower in 2006. Marketing and distribution as a percentage of sales declined to 23.9% from 25.1% in the first half and 24.6% in the second half of 2005.

Research and development: Costs decreased by 5% in local currencies. The decline reflects timing and project prioritisation. As a percentage of sales, research and development costs declined to 7.7% from 8.5% in the first half and 8.6% in the second half of 2005.

General and administration: These costs include restructuring provisions of 19 million Swiss francs, primarily for the US operations. In spite of this, general and administration costs decreased by 17% in local currencies mainly due to income from settlement agreements with third parties and lower legal costs.

Amortisation and impairment of intangible assets: These costs of 166 million Swiss francs were basically in line with prior year level.

Corporate operating costs

General and administration: Costs in the interim period were slightly lower at 121 million Swiss francs (137 million Swiss francs in 2005).

Exceptional operating items

Exceptional operating items for the six months ended 30 June

	Pharmaceuticals		Diagnostics		Corporate		Group	
	2006 (mCHF)	2005 (mCHF)	2006 (mCHF)	2005 (mCHF)	2006 (mCHF)	2005 (mCHF)	2006 (mCHF)	2005 (mCHF)
Operating profit before exceptional items	5,016	3,645	910	946	(121)	(137)	5,805	4,454
Major legal cases	–	–	–	(146)	–	–	–	(146)
Operating profit	5,016	3,645	910	800	(121)	(137)	5,805	4,308

Major legal cases: There were no income statement impacts from developments in major legal cases in the interim period of 2006. The comparative 2005 results include an increase of 146 million Swiss francs in provisions for certain litigation and arbitration matters in the Diagnostics Division. Additional information on major legal cases is given in Note 6 to the Interim Financial Statements.

Operating profit: The increase of 1,497 million Swiss francs or 32% in local currencies reflects the continued improvement in the Group's operating performance and the inclusion of exceptional items for major legal cases in the comparative 2005 interim results.

Non-operating results

Non-operating results for the six months ended 30 June

	2006 (mCHF)	2005 (mCHF)	% change (CHF)
Operating profit	5,805	4,308	+35
Associated companies	–	–	n/a
Financial income	902	554	+63
Financing costs	(478)	(469)	+2
Profit before taxes	6,229	4,393	+42
Income taxes	(1,701)	(1,066)	+60
Profit from continuing businesses	4,528	3,327	+36
Profit from discontinued businesses	15	1	n/a
Net income	4,543	3,328	+37
Attributable to			
- Roche shareholders	3,971	2,884	+38
- Minority interests	572	444	+29

During 2006 the Group's treasury operations delivered a positive net financial income, with net income from financial assets and foreign exchange management exceeding financing costs by 424 million Swiss francs. The Group's effective tax rate increased by 3.0 percentage points to 27.3% from 24.3%, mainly due to an increase in the effective tax rate at Genentech. Profit from continuing businesses and net income increased due to the combination of positive developments on the operating and financial lines and the absence of major legal case expenses in 2006, which more than compensated for the increase in the effective tax rate.

Net financial income *in millions of CHF*



Financing costs | Financial income
Net financial income
2006
2005
2004
424
85
(170)
-600 -400 -200 0 200 400 600 800 1,000
-400 -200 0 200 400 600

Financial income: Financial income showed strong improvement compared to 2005. Net income from equity securities was 241 million Swiss francs compared to 122 million Swiss francs in 2005, driven by strongly performing equity markets during 2006 and the disposal of some equity investments. Interest income and income from debt securities almost doubled to 336 million Swiss francs due to higher holdings and increases in interest rates. Expected returns on pension plan assets were 319 million Swiss francs, in line with 2005. Net foreign exchange losses were 19 million Swiss francs compared to losses of 65 million Swiss francs in 2005. A full analysis of financial income is given in Note 7 to the Interim Financial Statements.

Financing costs: Financing costs were 478 million Swiss francs and increased by 2% compared to 2005. Interest expenses increased after the 2 billion US dollar Senior Notes issued at Genentech in mid-2005. This was only partly compensated by lower interest expenses resulting from the partial conversion of 'LYONs V' notes and some bank debt redemption. A full analysis of financing costs is given in Note 7 to the Interim Financial Statements.

Income taxes: The Group's effective tax rate was 27.3% compared to the interim 2005 rate of 24.3%. The main influence was increases in the effective tax rate at Genentech (to 42% from 27%) due to the inclusion of certain tax credits in the interim 2005 results. The accounting for equity compensation plans also adversely affected the effective tax rate at Genentech, as the development of the Genentech share price in the first half of 2006 meant that only a small accounting tax benefit was recorded from the expensing of equity compensation plans. Excluding Genentech and Chugai, the underlying effective tax rate of 20.1% is in line with the full year 2005 rate, although slightly lower than the rate in the first half of 2005. An analysis of the effective tax rate is given in Note 8 to the Interim Financial Statements.

Profit from continuing businesses *in billions of CHF*


2006
4.5
2005
3.3
2004
3.0
0
2
4

Net income *in billions of CHF*


4.5
3.3
3.1
0
2
4

Profit from continuing businesses: The increase of 36% compared to 2005 is due to the positive developments on the operating and financial lines, which more than offset the increased effective tax rate. Excluding exceptional items, profit from continuing businesses increased by 1.1 billion Swiss francs or 32%.

Discontinued businesses: There were no significant results from discontinued operations, with 2006 showing a small release of no longer required provisions. Further information about discontinued businesses is given in Note 10 to the Interim Financial Statements.

Net income: In the first six months of 2006 Group net income increased by 37% to 4.5 billion Swiss francs. Net income attributable to Roche shareholders was 38% higher while the share of net income attributable to minorities increased by 29%. The slightly lower increase in minority interests is due to the increases in the effective tax rate at Genentech and lower net income at Chugai. Of the total 572 million Swiss francs minority interests, 466 million Swiss francs are attributable to Genentech minority interests and 98 million Swiss francs to Chugai minority interests.

Diluted EPS for the six months ended 30 June

	2006 (CHF)	2005 (CHF)	% change
Group	4.58	3.36	+36
Core	4.90	3.80	+29

The increase in diluted EPS was due to the increase in net income attributable to Roche shareholders, as described above. The Core EPS, which excludes exceptional items and also amortisation and impairment of intangible assets, increased by 29%. The lower increase in Core EPS is due to the exclusion of exceptional legal costs in the prior period and due to the amortisation and impairment of intangible assets being relatively stable. Supplementary net income and EPS information is given on page 48. This includes calculations of profit from continuing businesses before exceptional items and Core EPS and reconciles these to the Group's published IFRS results.

Cash flows and net cash

Cash flows from operating activities (before income taxes) *in billions of CHF*


2006
5.7
2005
5.1
2004
4.2
0
2
4
6
8
10

Net cash
in billions of CHF


12.0
8.4
1.5
0
2
4
6
8
10

Condensed cash flow statement for the six months ended 30 June

	2006 (mCHF)	2005 (mCHF)
Cash generated from operations	7,580	6,083
(Increase) decrease in working capital	(1,434)	(570)
Costs of major legal cases paid	(21)	(78)
Other operating cash flows	(455)	(313)
Operating activities before income taxes	5,670	5,122
Income taxes paid (all activities)	(1,497)	(1,222)
Operating activities	4,173	3,900
Investing activities	(1,461)	(466)
Financing activities	(3,246)	(2,688)
Net effect of currency translation on cash	(151)	203
Increase (decrease) in cash	(685)	949

A full consolidated cash flow statement is given on page 31 of the Interim Financial Statements.

Operating cash flows: The Group's business operations continued to show strong cash generation of 7.6 billion Swiss francs, driven by continued growth in EBITDA. The development of the business led to an increase in working capital, mainly in inventories and trade receivables. Income tax payments increased due to payments made by Genentech and Chugai. Overall operating cash flows, after tax, increased by 7% to 4.2 billion Swiss francs.

Investing cash flows: The largest investing cash flows in 2006 are for expenditure on property, plant and equipment of 1.3 billion Swiss francs. The comparative 2005 cash flows include the receipt from Bayer of 2.9 billion Swiss francs proceeds from the divestment of the Consumer Health (OTC) business and the 0.5 billion Swiss francs used by Genentech to purchase the Oceanside biologics manufacturing facility.

Financing cash flows: Significant financing cash flows in 2006 and 2005 relate to dividend payments and the redemption of debt instruments. Dividends paid in 2006 were 2.2 billion Swiss francs (2005: 1.8 billion Swiss francs) and cash used for the redemption of debt instruments was 0.7 billion Swiss francs (used to purchase equity instruments to cover partial conversion of the 'LYONs V' notes) compared to 1.2 billion Swiss francs in 2005 (used for the 'Sumo' bonds). Following from the partial conversion of the 'LYONs V' notes the Group reduced its own equity instruments holdings in the first half of 2006, realising a net cash inflow of 0.8 billion Swiss francs. In the interim period of 2005 Genentech issued 2 billion US dollars of Senior Notes resulting in a cash inflow equivalent to 2.6 billion Swiss francs. Genentech received 0.3 billion Swiss francs from stock option exercises during the first six months of 2006. In the same period, Genentech repurchased shares for 0.7 billion Swiss francs.

Net cash

	30 June 2006 (mCHF)	31 December 2005 (mCHF)	% change
Cash and cash equivalents	3,543	4,228	–16
Marketable securities	16,786	16,657	+1
Long-term debt	(8,020)	(9,322)	–14
Short-term debt	(344)	(348)	–1
Net cash	11,965	11,215	+7

Net cash further increased during the first six months of 2006. The main drivers were the strong cash inflow from operating activities of 4.2 billion Swiss francs, which more than covered the dividend payment of 2.2 billion Swiss francs. Property, plant and equipment purchases, stock options exercises and Genentech share repurchases reduced net cash by a total of 1.8 billion Swiss francs.

Balance sheet

Balance sheet *in billions of CHF*



Liabilities | Assets
Net assets (equity)
2006
2005
2004
41.5
40.2
33.2
40
20
0
20
40
60
0
20
40

2005 and 2004 as per 31 December.

Condensed balance sheet

	30 June 2006 (mCHF)	31 December 2005 (mCHF)	% change
Property, plant and equipment	15,290	15,097	+1
Goodwill and intangible assets	11,578	12,388	–7
Other non-current assets	5,672	6,084	–7
Cash and marketable securities	20,329	20,885	–3
Other current assets	15,149	14,741	+3
Total assets	68,018	69,195	–2
Debt (current and non-current)	(8,364)	(9,670)	–14
Other non-current liabilities	(9,621)	(10,223)	–6
Other current liabilities	(8,513)	(9,144)	–7
Total liabilities	(26,498)	(29,037)	–9
Total net assets	41,520	40,158	+3
Capital and reserves attributable to Roche shareholders	34,684	33,334	+4
Equity attributable to minority interests	6,836	6,824	0
Total equity	41,520	40,158	+3

A full consolidated balance sheet is given on page 30 of the Interim Financial Statements.

Non-current assets: The decrease in the US dollar to 1.24 against the Swiss franc at 30 June 2006 from 1.31 at 31 December 2005 decreased long-term assets in Swiss franc terms since many of the Group's production facilities and intangible assets are denominated in US dollars. For property, plant and equipment this was offset by capital expenditure of 1.3 billion Swiss francs.

Current assets: Overall, there were no significant movements in local currencies, with most of the movement being due to currency translation. Within current assets, inventories and accounts receivable were slightly higher in local currencies, which largely offset the decrease in cash described above.

Debt: The partial conversion of the 'LYONs V' notes reduced debt by 0.5 billion Swiss francs. Additionally the movement in US dollar exchange rates decreased the Swiss franc carrying value of the Group's US dollar-denominated debt instruments.

Other non-current and current liabilities: There were no significant movements in local currencies, with most of the movement being due to currency translation.

Total net assets/equity: The most significant movements were the net income of 4.5 billion Swiss francs, the dividend payments of 2.2 billion Swiss francs and currency translation losses of 1.4 billion Swiss francs. The currency translation losses mainly arose from the decrease in the US dollar relative to the Swiss franc, which particularly affects the balance sheet values of assets and liabilities that have particular concentrations in the US, such as property, plant and equipment, goodwill and other intangible assets and debt.

Strong financial condition: The Group remains solidly financed, with equity (including minority interests) representing 61% of total assets and 87% of total assets financed long-term.

Financial risks

Foreign exchange risks: During the first half of 2006 the management of exposures has kept foreign exchange risks at relatively low levels.

Interest rate risk: The Group's outstanding debt has been further reduced during the first half of 2006 through the partial conversion of the 'LYONs V' notes. The comparatively small risks from re-pricing or re-financing were contained at reasonable levels.

Market risk of financial assets: The Group's financial assets are mostly allocated to highly liquid fixed income and money market instruments. The holdings of equities remained unchanged compared to 2005 at 4% of total cash and marketable securities.

Foreign Exchange Rates

Exchange rates against the Swiss franc

	30 June 2006	Average to 30 June 2006	31 December 2005	Average to 30 June 2005
1 USD	1.24	1.27	1.31	1.20
1 EUR	1.57	1.56	1.56	1.55
1 GBP	2.26	2.27	2.27	2.25
100 JPY	1.08	1.10	1.12	1.14

On average in the first half of 2006, the US dollar gained significantly and the euro moderately against the comparative period, while the yen lost 3%. Consequently there is a considerable difference between sales growth and operating profit growth expressed in Swiss francs or in local currencies. In absolute terms, the sensitivity of Group sales to a change of the US dollar against the Swiss franc by 0.01 Swiss francs during the first half of 2006 was approximately 60 million Swiss francs, and the corresponding sensitivities for the euro and yen were approximately 35 million Swiss francs and 17 million Swiss francs respectively.

International Financial Reporting Standards

The Roche Group has been using International Financial Reporting Standards (IFRS) to report its consolidated results since 1990. The International Accounting Standards Board (IASB) has published a number of new and revised standards and interpretations that first became effective in 2006, which the Group implemented from 1 January 2006. The only significant changes that relate to the Roche Group financial statements relate to IAS 19 (revised) 'Employee benefits', and in particular with respect to defined benefit pension and other post-employment benefits. These changes have been implemented effective 1 January 2006 and the comparative 2005 results have been restated for these changes from those previously published.

Defined benefit plans – Actuarial gains and losses: All actuarial gains and losses are now recognised immediately and recorded directly to equity. Previously actuarial gains and losses below a certain threshold were not recognised and those above this threshold were only recognised progressively. As a result of this change the Group's consolidated balance sheet more accurately represents the funding status of the various plans.

Defined benefit plans – Expected return on plan assets and interest cost: The Group now reports the expected return on plan assets and interest costs from defined benefit plans as part of financial income and financing costs, respectively. Previously these were reported as part of the divisional operating results. This change in presentation aligns the reporting of the Group's results more closely with its internal management and organisation structure.

Full details of the changes are given in Note 1 to the Interim Financial Statements. Supplementary presentation materials from the investor update held on 7 June 2006 are available on the 'Investor Relations' section of the Group's website at www.roche.com.

Reference numbers indicate the corresponding Notes to the Interim Consolidated Financial Statements. The Interim Consolidated Financial Statements are unaudited. The Interim Consolidated Financial Statements have been reviewed by the Group's auditors and their review report is presented on page 47.

Consolidated income statement for the six months ended 30 June 2006 *in millions of CHF*

	Pharmaceuticals	Diagnostics	Corporate	Group
Sales[2]	15,577	4,272	-	19,849
Royalties and other operating income[5]	636	91	-	727
Cost of sales	(3,160)	(1,774)	-	(4,934)
Marketing and distribution	(4,187)	(1,021)	-	(5,208)
Research and development[2]	(2,736)	(327)	-	(3,063)
General and administration	(786)	(165)	(121)	(1,072)
Amortisation and impairment of intangible assets[2]	(328)	(166)	-	(494)
Operating profit before exceptional items[2]	5,016	910	(121)	5,805
Major legal cases[6]	-	-	-	-
Operating profit[2]	5,016	910	(121)	5,805
Associated companies				-
Financial income[7]				902
Financing costs[7]				(478)
Profit before taxes				6,229
Income taxes[8]				(1,701)
Profit from continuing businesses				4,528
Profit from discontinued businesses[10]				15
Net income				4,543
Attributable to				
- Roche shareholders				3,971
- Minority interests				572

Earnings per share and non-voting equity security	Continuing businesses	Group
Basic (CHF)	4.65	4.66
Diluted (CHF)	4.56	4.58

Consolidated income statement for the six months ended 30 June 2005 *in millions of CHF*

	Pharmaceuticals	Diagnostics	Corporate	Group
Sales[2]	12,652	3,970	-	16,622
Royalties and other operating income[5]	542	168	-	710
Cost of sales	(2,831)	(1,500)	-	(4,331)
Marketing and distribution	(3,354)	(998)	-	(4,352)
Research and development[2]	(2,207)	(336)	-	(2,543)
General and administration	(825)	(192)	(137)	(1,154)
Amortisation and impairment of intangible assets[2]	(332)	(166)	-	(498)
Operating profit before exceptional items[2]	3,645	946	(137)	4,454
Major legal cases[6]	-	(146)	-	(146)
Operating profit[2]	3,645	800	(137)	4,308
Associated companies				-
Financial income[7]				554
Financing costs[7]				(469)
Profit before taxes				4,393
Income taxes[8]				(1,066)
Profit from continuing businesses				3,327
Profit from discontinued businesses[10]				1
Net income				3,328
Attributable to				
- Roche shareholders				2,884
- Minority interests				444

Earnings per share and non-voting equity security	Continuing businesses	Group
Basic (CHF)	3.42	3.42
Diluted (CHF)	3.35	3.36

As disclosed in Note 1, the income statement for 2005 has been restated following the changes in IFRS that were applied retrospectively in the second half of 2005 and were included in the Annual Financial Statements. The income statement has also been restated for the changes in IFRS that were adopted effective 1 January 2006. A reconciliation to the previously published income statement is provided in Note 1.

Consolidated balance sheet *in millions of CHF*

	30 June 2006	31 December 2005
Non-current assets		
Property, plant and equipment	15,290	15,097
Goodwill	5,922	6,132
Intangible assets	5,656	6,256
Investments in associated companies	5	58
Financial long-term assets	2,116	2,190
Other long-term assets	706	660
Deferred income tax assets	2,150	2,551
Post-employment benefit assets	695	625
Total non-current assets	32,540	33,569
Current assets		
Inventories	5,266	5,041
Accounts receivable	8,016	7,698
Current income tax assets	138	299
Other current assets	1,729	1,703
Marketable securities	16,786	16,657
Cash and cash equivalents	3,543	4,228
Total current assets	35,478	35,626
Total assets	68,018	69,195
Non-current liabilities		
Long-term debt	(8,020)	(9,322)
Deferred income tax liabilities	(3,035)	(3,462)
Post-employment benefit liabilities	(4,414)	(4,408)
Provisions[11]	(1,446)	(1,547)
Other non-current liabilities	(726)	(806)
Total non-current liabilities	(17,641)	(19,545)
Current liabilities		
Short-term debt	(344)	(348)
Current income tax liabilities	(892)	(811)
Provisions[11]	(756)	(833)
Accounts payable	(1,972)	(2,373)
Accrued and other current liabilities	(4,893)	(5,127)
Total current liabilities	(8,857)	(9,492)
Total liabilities	(26,498)	(29,037)
Total net assets	41,520	40,158
Equity		
Capital and reserves attributable to Roche shareholders	34,684	33,334
Equity attributable to minority interests	6,836	6,824
Total equity	41,520	40,158

Consolidated cash flow statement *in millions of CHF*

	Six months ended 30 June 2006	2005
Cash flows from operating activities		
Cash generated from operations	7,580	6,083
(Increase) decrease in working capital	(1,434)	(570)
Major legal cases[6]	(21)	(78)
Payments made for defined benefit post-employment plans	(144)	(170)
Utilisation of restructuring provisions	(43)	(66)
Utilisation of other provisions	(178)	(70)
Other operating cash flows	(90)	(7)
Cash flows from operating activities, before income taxes paid	5,670	5,122
Income taxes paid	(1,497)	(1,222)
Total cash flows from operating activities	4,173	3,900
Cash flows from investing activities		
Purchase of property, plant and equipment	(1,348)	(1,617)
Purchase of intangible assets	(80)	(170)
Disposal of property, plant and equipment	145	191
Disposal of intangible assets	6	2
Disposal of products[5]	3	11
Business combinations[9]	–	–
Divestments of discontinued businesses[10]	(5)	2,913
Other divestments of subsidiaries	–	–
Interest and dividends received	368	116
Sales of marketable securities	4,631	3,463
Purchases of marketable securities	(5,116)	(5,357)
Other investing cash flows	(65)	(18)
Total cash flows from investing activities	(1,461)	(466)
Cash flows from financing activities		
Proceeds from issue of debt instruments[12]	–	–
Retirement of debt instruments[12]	(711)	(1,178)
Increase (decrease) in other long-term debt	(594)	(297)
Transactions in own equity instruments	850	484
Increase (decrease) in short-term borrowings	7	(264)
Interest and dividends paid	(2,331)	(1,770)
Exercises of equity-settled equity compensation plans	234	560
Genentech and Chugai share repurchases	(695)	(193)
Other financing cash flows	(6)	(30)
Total cash flows from financing activities	(3,246)	(2,688)
Net effect of currency translation on cash and cash equivalents	(151)	203
Increase (decrease) in cash and cash equivalents	(685)	949
Cash and cash equivalents at beginning of period	4,228	2,605
Cash and cash equivalents at end of period	3,543	3,554

Consolidated statement of recognised income and expense *in millions of CHF*

	Six months ended 30 June 2006	2005
Available-for-sale investments		
- Valuation gains (losses) taken to equity	56	(88)
- Transferred to income statement on sale or impairment	(132)	(63)
Cash flow hedges		
- Gains (losses) taken to equity	(48)	74
- Transferred to income statement	-	-
- Transferred to the initial balance sheet carrying value of hedged items	-	-
Exchange differences on translation of foreign operations	(1,422)	2,213
Actuarial gains (losses) on defined benefit plans	(5)	-
Income taxes on items taken directly to or transferred from equity	40	59
Net income recognised directly in equity	(1,511)	2,195
Net income recognised in income statement	4,543	3,328
Total recognised income and expense	3,032	5,523
Attributable to		
- Roche shareholders	2,846	4,479
- Minority interests	186	1,044
Total	3,032	5,523
Effect of changes in accounting policy attributable to		
- Roche shareholders[1]	-	(1,257)
- Minority interests[1]	-	(5)
Total	-	(1,262)

Consolidated statement of changes in equity *in millions of CHF*

	Roche shareholders	Minority interests	Total
Six months ended 30 June 2005			
At 1 January 2005 – as previously reported	27,998	5,285	33,283
Changes in accounting policy[1]	(1,257)	(5)	(1,262)
At 1 January 2005 – restated	26,741	5,280	32,021
Net income recognised directly in equity	1,595	600	2,195
Net income recognised in income statement	2,884	444	3,328
Total recognised income and expense	4,479	1,044	5,523
Dividends paid	(1,721)	(32)	(1,753)
Transactions in own equity instruments	531	–	531
Equity compensation plans	765	576	1,341
Genentech and Chugai share repurchases	(108)	(85)	(193)
Convertible debt instruments	–	8	8
Changes in minority interests	(77)	77	–
At 30 June 2005	30,610	6,868	37,478
Six months ended 30 June 2006			
At 1 January 2006	33,334	6,824	40,158
Net income recognised directly in equity	(1,125)	(386)	(1,511)
Net income recognised in income statement	3,971	572	4,543
Total recognised income and expense	2,846	186	3,032
Dividends paid	(2,152)	(71)	(2,223)
Transactions in own equity instruments	871	–	871
Equity compensation plans	296	205	501
Genentech and Chugai share repurchases	(387)	(308)	(695)
Convertible debt instruments[12]	(129)	5	(124)
Changes in minority interests	5	(5)	–
At 30 June 2006	34,684	6,836	41,520

Reference numbers indicate the corresponding Notes to the Interim Consolidated Financial Statements. The Interim Consolidated Financial Statements are unaudited. The Interim Consolidated Financial Statements have been reviewed by the Group's auditors and their review report is presented on page 47.

1. Accounting policies

Basis of preparation of financial statements

These financial statements are the unaudited interim consolidated financial statements (hereafter 'the Interim Financial Statements') of Roche Holding Ltd, a company registered in Switzerland, and its subsidiaries (hereafter 'the Group') for the six-month period ended 30 June 2006 (hereafter 'the interim period'). They are prepared in accordance with International Accounting Standard 34 (IAS 34) 'Interim Financial Reporting'. These Interim Financial Statements should be read in conjunction with the Consolidated Financial Statements for the year ended 31 December 2005 (hereafter 'the Annual Financial Statements'), as they provide an update of previously reported information. They were approved for issue by the Board of Directors on 19 July 2006.

The Interim Financial Statements have been prepared in accordance with the accounting policies set out in the Annual Financial Statements, except for accounting policy changes made after the date of the Annual Financial Statements. The presentation of the Interim Financial Statements is consistent with the Annual Financial Statements, except where noted below. Where necessary, comparative information has been reclassified or expanded from the previously reported Interim Financial Statements to take into account any presentational changes made in the Annual Financial Statements or in these Interim Financial Statements.

The preparation of the Interim Financial Statements requires management to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets, liabilities and disclosure of contingent liabilities at the date of the Interim Financial Statements. If in the future such estimates and assumptions, which are based on management's best judgement at the date of the Interim Financial Statements, deviate from the actual circumstances, the original estimates and assumptions will be modified as appropriate in the period in which the circumstances change.

The Group operates in industries where significant seasonal or cyclical variations in total sales are not experienced during the financial year. Income tax expense is recognised based upon the best estimate of the weighted average income tax rate expected for the full financial year.

Changes in accounting policies

The Group adopted certain new and revised International Financial Reporting Standards and interpretations effective 1 January 2006. A description of those changes that are material to the Group and their effect on the Interim Financial Statements is given below.

IAS 19 (revised): 'Employee Benefits'. Amongst other matters, the revised standard allows actuarial gains and losses from defined benefit plans to be recorded directly to equity. In this case adjustments arising from the limits on recognition of assets for defined benefit plans are also to be recorded directly to equity. The revised standard requires retrospective application. In addition the Group now reports the expected return on plan assets and interest costs from defined benefit plans as part of financial income and financing costs, respectively. This change in presentation aligns the reporting of the Group's results more closely with its internal management and organisation structure.

Presentation of income statement: The income statement for the six months ended 30 June 2005 has been restated following the changes in IFRS that were adopted effective 1 January 2006. In addition the Group has made certain presentational changes to further improve comparability of its results to those of other healthcare companies and to allow readers to make a more accurate assessment of the sustainable earnings capacity of the Group. These changes, which have been applied retrospectively, are listed below.

- Support costs for leased diagnostics instruments are now reported as part of 'Cost of sales' instead of 'Marketing and distribution'. In the interim period this was approximately 53 million Swiss francs (2005: 37 million Swiss francs).

As described in the Annual Financial Statements, in the second half of 2005 the Group adopted the further revision to IAS 39 'Financial Instruments: Recognition and Measurement' regarding the Fair Value Option. This required retrospective restatement, and therefore the comparative information has been restated accordingly.

Restated income statement for the six months ended 30 June 2005 *in millions of CHF*

	As originally published	IAS 39 Fair value option	IAS 19 (revised)	Group restated
Sales	16,622	–	–	16,622
Other operating items	(12,395)	–	81	(12,314)
Operating profit	4,227	–	81	4,308
Financial and non-operating items	54	15	16	85
Profit before taxes	4,281	15	97	4,393
Income taxes	(1,040)	4	(30)	(1,066)
Profit from continuing businesses	3,241	19	67	3,327
Profit from discontinued businesses	1	–	–	1
Net income	3,242	19	67	3,328
Attributable to				
– Roche shareholders	2,798	19	67	2,884
– Minority interests	444	–	–	444
Earnings per share and non-voting equity security				
Basic – Group (CHF)	3.32	0.02	0.08	3.42
Diluted – Group (CHF)	3.26	0.02	0.08	3.36

Presentation of the balance sheet: The balance sheet at 31 December 2005 has been restated as a result of the changes in IFRS that were adopted effective 1 January 2006 and applied retrospectively. As a result of the implementation of IAS 19 (revised), post-employment benefit assets were 997 million Swiss francs lower, deferred income tax assets were 827 million Swiss francs higher, post-employment benefit liabilities were 1,471 million Swiss francs higher and deferred income tax liabilities were 56 million Swiss francs lower.

Restated balance sheet at 31 December 2005 *in millions of CHF*

	As originally published	IAS 19 (revised)	Group restated
Non-current assets	33,739	(170)	33,569
Current assets	35,626	–	35,626
Total assets	69,365	(170)	69,195
Non-current liabilities	(18,130)	(1,415)	(19,545)
Current liabilities	(9,492)	–	(9,492)
Total liabilities	(27,622)	(1,415)	(29,037)
Total net assets	41,743	(1,585)	40,158
Minority interests	6,821	3	6,824
Equity	34,922	(1,588)	33,334

Presentation of recognised income and expense and changes in equity: The new and revised standards that were adopted effective 1 January 2006 result in significant changes to the format and content of changes in equity. IAS 19 (revised) requires retrospective implementation and accordingly opening equity for 2005 has been restated from that published in the Annual Financial Statements.

Restated equity for 1 January 2005 *in millions of CHF*

	As originally published	IAS 19 (revised)	Group restated
Share capital	160	-	160
Own equity instruments	(4,326)	-	(4,326)
Retained earnings	35,960	(1,257)	34,703
Fair value reserve	344	-	344
Hedging reserve	(18)	-	(18)
Translation reserve	(4,122)	-	(4,122)
Equity attributable to Roche shareholders	27,998	(1,257)	26,741
Minority interests	5,285	(5)	5,280
Total equity	33,283	(1,262)	32,021

As described in the Annual Financial Statements, the Group made certain presentational changes regarding equity movements in the second half of 2005. This included a separate presentation of a statement of recognised income and expense and a statement of transactions with equity holders acting in their capacity as equity holders. These changes have been included in the Interim Financial Statements and the comparative results have been reformatted accordingly.

Future changes in IFRS: The Group is currently assessing the potential impacts of the new and revised standards that will be effective from 1 January 2007. The Group does not expect that the new and revised standards and interpretations will have a significant effect on the Group's results and financial position, although they will expand financial statement disclosure in certain areas, notably IFRS 7 'Financial Instruments: Disclosures' which the Group will implement in 2007.

2. Business segment information

Divisional information *in millions of CHF*

Six months ended 30 June	Pharmaceuticals Division 2006	2005	Diagnostics Division 2006	2005	Corporate 2006	2005	Group 2006	2005
Segment revenues								
Segment revenues/ divisional sales	16,032	12,942	4,275	3,971	–	–	20,307	16,913
Less inter-divisional sales	(455)	(290)	(3)	(1)	–	–	(458)	(291)
Divisional sales to third parties	15,577	12,652	4,272	3,970	–	–	19,849	16,622
Segment results								
Operating profit before exceptional items	5,016	3,645	910	946	(121)	(137)	5,805	4,454
Major legal cases	–	–	–	(146)	–	–	–	(146)
Segment results/ operating profit	5,016	3,645	910	800	(121)	(137)	5,805	4,308
Capital expenditure								
Business combinations	–	–	–	–	–	–	–	–
Additions to property, plant and equipment	1,208	1,275	350	342	1	1	1,559	1,618
Additions to intangible assets	80	18	–	65	–	–	80	83
Total capital expenditure	1,288	1,293	350	407	1	1	1,639	1,701
Other segment information								
Depreciation of property, plant and equipment	465	395	257	241	2	4	724	640
Amortisation of intangible assets	328	332	166	166	–	–	494	498
Impairment of property, plant and equipment	38	–	–	–	–	–	38	–
Impairment of goodwill	–	–	–	–	–	–	–	–
Impairment of intangible assets	–	–	–	–	–	–	–	–
Equity compensation plan expenses	320	175	22	17	6	5	348	197
Restructuring expenses	9	56	19	1	–	–	28	57
Research and development costs	2,736	2,207	327	336	–	–	3,063	2,543

Pharmaceuticals sub-divisional information *in millions of CHF*

Six months ended 30 June	Roche Pharmaceuticals 2006	2005	Genentech 2006	2005	Chugai 2006	2005	Pharmaceuticals Division 2006	2005
Segment revenues								
Segment revenues/ divisional sales	9,959	8,174	4,389	2,961	1,684	1,807	16,032	12,942
Less inter-divisional sales	(289)	(196)	(166)	(94)	–	–	(455)	(290)
Divisional sales to third parties	9,670	7,978	4,223	2,867	1,684	1,807	15,577	12,652
Segment results								
Operating profit before exceptional items	3,054	2,355	1,686	838	276	452	5,016	3,645
Major legal cases	–	–	–	–	–	–	–	–
Segment results/ operating profit	3,054	2,355	1,686	838	276	452	5,016	3,645
Capital expenditure								
Business combinations	–	–	–	–	–	–	–	–
Additions to property, plant and equipment	381	338	786	881	41	56	1,208	1,275
Additions to intangible assets	63	–	17	18	–	–	80	18
Total capital expenditure	444	338	803	899	41	56	1,288	1,293
Other segment information								
Depreciation of property, plant and equipment	276	242	147	116	42	37	465	395
Amortisation of intangible assets	208	198	83	97	37	37	328	332
Impairment of property, plant and equipment	38	–	–	–	–	–	38	–
Impairment of goodwill	–	–	–	–	–	–	–	–
Impairment of intangible assets	–	–	–	–	–	–	–	–
Equity compensation plan expenses	56	48	264	126	–	1	320	175
Restructuring expenses	9	22	–	–	–	34	9	56
Research and development costs	1,497	1,283	937	660	302	264	2,736	2,207

3. Genentech

The common stock of Genentech is publicly traded and is listed on the New York Stock Exchange, under the symbol DNA. At 30 June 2006 the Group's interest in Genentech was 55.8% (31 December 2005: 55.7%). Genentech prepares financial statements in conformity with accounting principles generally accepted in the United States (US GAAP). These are filed on a quarterly basis with the US Securities and Exchange Commission (SEC). Due to certain consolidation entries and differences in the requirements of International Financial Reporting Standards (IFRS) and US GAAP, there are differences between Genentech's stand-alone results on a US GAAP basis and the results of Genentech as consolidated by the Roche Group in accordance with IFRS. These are discussed in Note 4 of the Annual Financial Statements. The impacts on the interim results are reconciled in the table below.

Reconciliation of Genentech results

	Six months ended 30 June 2006		Six months ended 30 June 2005	
	USD millions	CHF millions[a]	USD millions	CHF millions[a]
Operating income (US GAAP basis)	1,399		799	
- redemption costs	52		69	
- equity compensation plan expenses (US GAAP basis)	150		-	
- special litigation items	27		31	
Operating income (non-US GAAP basis)	1,628		899	
Add (deduct) differences and consolidation entries				
- add back redemption costs	(52)		(69)	
- equity compensation plan expenses (IFRS basis)	(208)		(105)	
- other differences and consolidation entries	(41)		(29)	
Operating profit before exceptional items (IFRS basis)	1,327	1,686	696	838
Add (deduct) exceptional items				
- major legal cases		-		-
Segment result / operating profit (IFRS basis)		1,686		838
Add (deduct) non-operating items (IFRS basis)				
- financial income and financing costs		122		20
- income taxes		(756)		(234)
Net income (IFRS basis)		1,052		624
Minority interest calculation				
- minority interest percentage (average during period)		44.3%		44.2%
- income applicable to minority interest (IFRS basis)		466		276

a) Translated at 1.00 USD = 1.27 CHF (2005: 1.00 USD = 1.20 CHF).

Genentech share repurchases and equity compensation plans

On 20 April 2006 Genentech's Board of Directors approved an extension of the existing stock repurchase programme authorising Genentech to repurchase up to 100 million shares of Genentech's common stock for a total of 6 billion US dollars through 30 June 2007. Since the programme's inception, Genentech have repurchased approximately 56 million shares for a total of approximately 3.9 billion US dollars. During the interim period, Genentech repurchased common stock worth 547 million US dollars (2005: 161 million US dollars) and exercises from Genentech's equity compensation plans resulted in a cash inflow of 194 million US dollars (2005: 465 million US dollars).

4. Chugai

The common stock of Chugai is publicly traded and is listed on the Tokyo Stock Exchange. At 30 June 2006 the Group's interest in Chugai was 50.6% (31 December 2005: 50.6%). Chugai prepares financial statements in conformity with accounting principles generally accepted in Japan (JGAAP). These are filed on a quarterly basis with the Tokyo Stock Exchange. Due to certain consolidation entries and differences in the requirements of International Financial Reporting Standards (IFRS) and JGAAP, there are differences between Chugai's stand-alone results on a JGAAP basis and the results of Chugai as consolidated by the Roche Group in accordance with IFRS. These are discussed in Note 5 of the Annual Financial Statements. The impacts on the interim results are reconciled in the table below.

Reconciliation of Chugai results *in millions of CHF*

	Six months ended 30 June 2006	2005
Chugai operating profit before exceptional items and before acquisition accounting impacts (IFRS basis)	313	491
– depreciation of property, plant and equipment	(4)	(5)
– amortisation of intangible assets arising from business combinations	(33)	(34)
Chugai operating profit before exceptional items (IFRS basis)	276	452
Add (deduct) exceptional items		
– major legal cases	–	–
Chugai segment result/operating profit (IFRS basis)	276	452
Add (deduct) non-operating items (IFRS basis)		
– financial income and financing costs	13	9
– income taxes	(113)	(163)
Net income (IFRS basis)	176	298
Minority interest calculation		
– add back acquisition accounting impact on net income	22	30
– net income excluding acquisition accounting	198	328
– minority interest percentage (average during period)	49.4%	49.4%
– income applicable to minority interest (IFRS basis)	98	162

Translated at 100 JPY = 1.10 CHF (2005: 100 JPY = 1.14 CHF).

Dividends

The dividends distributed to third parties holding Chugai shares during the interim period totalled 66 million Swiss francs (2005: 28 million Swiss francs) and have been recorded to equity. Dividends paid by Chugai to Roche are eliminated on consolidation as inter-company items.

5. Royalties and other operating income

Royalties and other operating income *in millions of CHF*

	Six months ended 30 June 2006	2005
Royalty income	518	563
Income from out-licensing agreements	198	127
Gains on disposal of products	3	11
Other	8	9
Total royalties and other operating income	727	710

Royalty income

Royalty income for the Pharmaceuticals Division was 439 million Swiss francs (2005: 408 million Swiss francs), and for the Diagnostics Division was 79 million Swiss francs (2005: 155 million Swiss francs).

Income from out-licensing agreements

Certain Group companies receive from third parties up-front, milestone and other similar non-refundable payments relating to the sale or licensing of products or technology. Revenue associated with performance milestones is recognised based on achievement of the milestones, as defined in the respective agreements. Revenue from non-refundable up-front payments and licence fees is initially reported as deferred income and is recognised in income as earned over the period of the development collaboration or the manufacturing obligation.

Gains on disposal of products

As part of the continuous realignment of its product portfolio, the Group periodically disposes of product lines that are no longer considered as core products or priorities within the product development portfolio. The proceeds are reinvested in the Group's in-licensing arrangements and other research and development alliances and collaborations.

6. Major legal cases

Income (expenses) from major legal cases *in millions of CHF*

	Six months ended 30 June 2006	2005
Roche Pharmaceuticals legal cases	-	-
Genentech legal cases	-	-
Diagnostics legal cases	-	(146)
Total income (expenses) from major legal cases - continuing businesses	-	(146)
Discontinued businesses - vitamin case	-	-
Group total	-	(146)

Income (expenses) from major legal cases (continuing businesses) is disclosed separately in the income statement due to the materiality of the amounts and in order to fairly present the Group's results. The total net cash outflow from major legal cases during the interim period was 21 million Swiss francs (2005: 78 million Swiss francs).

Roche Pharmaceuticals legal cases

Roche Diagnostics GmbH ('RDG') and SmithKline Beecham (Cork) Ltd ('SB') are party to arbitration concerning RDG's termination in 1998 of the Carvedilol License Agreement of 1987, as amended in 1995, relating to the licensing and co-marketing of carvedilol. RDG has submitted two claims for damages to two Arbitration Tribunals in Zurich and SB has submitted a counterclaim asserting the invalidity of RDG's termination and claiming damages. In the second half of 2005 the Group increased its existing provisions for these matters by 210 million Swiss francs. There have been no developments in the first six months of 2006 that would require any further changes to the provisions already recorded by the Group.

Genentech legal cases

On 2 February 2005 the California Supreme Court granted Genentech's petition seeking a review of the jury verdict and damages awarded to the City of Hope National Medical Center by the Superior Court in Los Angeles County, California, in June 2002. It is expected that the resolution of this matter will take more than one year. A full provision has been recorded for these awards. During the appeals process interest accrues on the total amount of the damages at a simple annual rate of 10%. During the interim period interest of 32 million Swiss francs (2005: 30 million Swiss francs) was recorded as the time cost of provisions within interest expenses (see Note 7).

On 3 October 2002 Genentech entered into an arrangement with third party insurance companies to post a surety bond in connection with this judgment. As part of this arrangement Genentech pledged cash and investments to secure this bond. The amount pledged is 735 million US dollars (909 million Swiss francs) and this is recorded within financial long-term assets.

On 4 October 2004 Genentech received a subpoena from the United States Department of Justice, requesting documents related to the promotion of Rituxan, a prescription product approved for the treatment of relapsed or refractory, low-grade or follicular, CD20-positive, B-cell non-Hodgkin's lymphoma. Genentech is co-operating with the associated investigation, which, as Genentech has been advised, is both civil and criminal in nature. The government has called and is expected to call former and current Genentech employees to appear before the grand jury in connection with this investigation. The outcome of this matter cannot be determined at this time.

On 29 July 2005 a former Genentech employee, whose employment ended in April 2005, filed a non-public (Qui Tam) complaint under seal in the United States District Court for the District of Maine against Genentech and Biogen Idec, alleging violations of the False Claims Act and retaliatory discharge of employment. On 20 December 2005 the US Federal Government filed notice of its election to decline intervention in the lawsuit. The complaint was subsequently unsealed and Genentech was served on 5 January 2006. Genentech is evaluating the complaint. The outcome of this matter cannot be determined at this time.

On 11 April 2003 MedImmune, Inc. ('MedImmune') filed a lawsuit against Genentech, the City of Hope National Medical Center, and Celltech R & D Ltd., in the US District Court for the Central District of California, Los Angeles. The lawsuit relates to US Patent No. 6,331,415 ('the Cabilly patent') that is co-owned by Genentech and the City of Hope National Medical Center and under which MedImmune and other companies have been licensed and are paying royalties. The lawsuit includes claims for violation of antitrust, patent and unfair competition laws. On 14 January 2004 the US District Court granted summary judgement against all of MedImmune's antitrust and unfair competition claims. On 23 April 2004 the District Court granted a motion to dismiss all remaining claims in this case. On 18 October 2005 the US Court of Appeals for the Federal Circuit affirmed the judgement of the District Court in all respects. On 10 November 2005 MedImmune filed a petition with the US Supreme Court seeking a review of the decision to dismiss certain of its claims. On 21 February 2006 the Supreme Court granted MedImmune's petition. The outcome of this matter cannot be determined at this time.

On 13 May 2005 a request was filed by a third party for re-examination of the Cabilly patent. On 7 July 2005 the US Patent and Trademark Office ordered a re-examination of this patent. On 13 September 2005 the Patent Office issued an initial 'non-final' Office action rejecting the claims of the patent. Genentech filed a response on 25 November 2005 and the Patent Office has not yet acted on this response. A second re-examination request for this same patent was filed on 23 December 2005 by another third party and on 23 January 2006 the Patent Office granted the re-examination request. On 6 June 2006 the two re-examinations were combined by the Patent Office into a single re-examination. Because the re-examination process is ongoing, the final outcome of this matter cannot be determined at this time. The Cabilly patent, which expires in 2018, relates to methods used by Genentech and others to make certain antibodies or antibody fragments, as well as cells and DNA used in these methods. Genentech has licensed the Cabilly patent to other companies and derives significant royalties from these licences. The claims of the Cabilly patent remain valid and enforceable throughout the re-examination process.

In the second quarter of 2006 Genentech decided to proceed with the development of 2H7, an anti-CD20 antibody that is being jointly developed with Biogen Idec, for rheumatoid arthritis. Genentech is also proceeding with the development of 2H7 for an indication known as neuromyelitis optica (NMO). Biogen Idec disagrees that Genentech has the ability to develop 2H7 for rheumatoid arthritis or NMO without Biogen Idec's agreement, and the parties are seeking to resolve their differences relating to that disagreement.

On 24 March 2004 Mr Kourosh Dastghieb filed a lawsuit against Genentech in the U.S. District Court for the Eastern District of Pennsylvania. The lawsuit relates to Dastghieb's claim that, based on a relationship with Genentech in the mid-1990s, he is entitled to profits or proceeds from Genentech's Lucentis product. Dastghieb has asserted multiple claims for monetary damages, including a claim under an unjust enrichment theory that he is entitled to the entire net present value of Lucentis, which he claims is between approximately 1.4 billion US dollars and 4.1 billion US dollars. Genentech denies that he is entitled to any such damages. Trial of this matter is expected in October 2006. Because the litigation proceedings are ongoing, the final outcome of this matter cannot be determined at this time.

Genentech's annual report and quarterly SEC filings contain the detailed disclosures of litigation matters that are required by US GAAP. These include further details on the above matters as well as including information on other litigation that is not currently as significant as the matters referred to above.

Diagnostics legal cases

During the interim period of 2005 provisions for certain litigation and arbitration matters in the Diagnostics Division were increased by 146 million Swiss francs. There have been no developments in the first six months of 2006 that would require any further changes to the provisions already recorded by the Group.

Vitamin case

On 17 January 2003 the District of Columbia Circuit Court of Appeals ruled that non-US plaintiffs may bring claims in US courts under US anti-trust laws for alleged damages suffered from transactions outside the United States in connection with the vitamin case. On 14 June 2004 the Supreme Court of the United States nullified the decision of the District of Columbia Circuit Court of Appeals in a class action litigation brought on behalf of non-US purchasers of bulk vitamins from Roche and other manufacturers. The Supreme Court remanded the case to the lower court to review alternative arguments which might permit such claims to proceed in the United States. On remand, on 28 June 2005 a panel of the District of Columbia Circuit Court of Appeals ruled unanimously that US courts do not have jurisdiction over the plaintiffs' claims and affirmed the initial dismissal of the complaint. On 26 October 2005 the plaintiffs petitioned the US Supreme Court for further discretionary review. On 9 January 2006 the US Supreme Court issued an order denying the plaintiffs' petition. No provisions have been recorded in respect of this matter as the Group does not anticipate an unfavourable outcome.

7. Financial income and financing costs

Financial income *in millions of CHF*

	Six months ended 30 June	
	2006	2005
Gains on sale of equity securities	231	135
(Losses) on sale of equity securities	(2)	(25)
Dividend income	2	4
Gains (losses) on equity derivatives, net	12	18
Write-downs and impairments of equity securities	(2)	(10)
Net income from equity securities	241	122
Interest income	341	175
Gains on sale of debt securities	33	41
(Losses) on sale of debt securities	(35)	(44)
Net gains (losses) on financial assets at fair-value-through-profit-or-loss	(3)	-
Write-downs and impairments of long-term loans	-	-
Net interest income and income from debt securities	336	172
Expected return on plan assets of defined benefit plans	319	313
Foreign exchange gains (losses), net	(44)	34
Gains (losses) on foreign currency derivatives, net	25	(99)
Net foreign exchange gains (losses)	(19)	(65)
Net other financial income (expense)	25	12
Total financial income	902	554

Financing costs *in millions of CHF*

	Six months ended 30 June 2006	2005
Interest expense	(153)	(108)
Amortisation of discount on debt instruments	(22)	(31)
Gains (losses) on interest rate derivatives, net	(25)	26
Net gains (losses) on financial liabilities at fair-value-through-profit-or-loss	46	(21)
Time cost of provisions	(39)	(38)
Interest cost of defined benefit plans	(285)	(297)
Total financing costs	(478)	(469)

Net financial income *in millions of CHF*

	Six months ended 30 June 2006	2005
Financial income	902	554
Financing costs	(478)	(469)
Net financial income	424	85
Financial result from Treasury management	390	69
Financial result from Pension management	34	16
Net financial income	424	85

8. Income taxes

Analysis of the Group's effective tax rate *in millions of CHF*

	Six months ended 30 June 2006			Six months ended 30 June 2005		
	Profit before tax	Income taxes	Tax rate	Profit before tax	Income taxes	Tax rate
Roche (excluding Genentech and Chugai)	4,132	(832)	20.1%	3,220	(724)	22.5%
Genentech[3]	1,808	(756)	41.8%	858	(234)	27.3%
Chugai[4]	289	(113)	39.2%	461	(163)	35.4%
Effective tax rate before exceptional items	6,229	(1,701)	27.3%	4,539	(1,121)	24.7%
Major legal cases[6]	–	–		(146)	55	
Group's effective tax rate	6,229	(1,701)	27.3%	4,393	(1,066)	24.3%

The Group's effective tax rate increased to 27.3% from 24.3%. The major reason for the increase comes from the increase in the effective tax rate at Genentech. In the first half of 2005 there were certain tax credits that Genentech received which reduced the tax rate in that period. In addition the development in the Genentech share price in the first half of 2006 meant that the IFRS 2 expenses from equity compensations were only able to record a small accounting tax benefit.

9. Business combinations

There were no significant acquisitions of subsidiaries or associated companies during the interim period of 2006 or 2005.

10. Discontinued businesses

Results of discontinued businesses *in millions of CHF*

	Six months ended 30 June 2006 Consumer Health (OTC)	Vitamins and Fine Chemicals	Total	Six months ended 30 June 2005 Consumer Health (OTC)	Vitamins and Fine Chemicals	Total
Segment revenues	–	–	–	25	–	25
Business result	17	(2)	15	(3)	(4)	(7)
Gain (loss) on disposal	–	–	–	8	–	8
Profit from discontinued businesses	17	(2)	15	5	(4)	1
Earnings per share and non-voting equity security						
Basic (CHF)			0.02			0.00
Diluted (CHF)			0.02			0.00

Divestment of Consumer Health (OTC) business

On 19 July 2004 the Group announced the sale of Roche Consumer Health, its global OTC (over-the-counter medicines) business, to the Bayer Group. Under the agreement with Bayer the majority of local businesses were transferred to Bayer at the end of 2004. The divestment of the remaining 2%, measured in terms of Roche Consumer Health sales to third parties, was completed in 2005. Under the terms of the agreement the majority of cash proceeds, totalling 2,886 million Swiss francs, were transferred to the Group on 1 January 2005. In addition the Group received a further 16 million Swiss francs during the interim period of 2005 for the remaining part of the divestment that was completed in 2005. The calculations of the final amounts arising from the agreed purchase price mechanisms have been completed and as a result 5 million Swiss francs were transferred to Bayer in 2006. There was no effect on net income from this transfer as the amounts concerned were covered by accruals made in the initial calculation of the gain on disposal.

Divestment of Vitamins and Fine Chemicals business

Following the sale of the Vitamins and Fine Chemicals business ('the VFC business') to the Dutch company DSM effective 30 September 2003, certain assets and liabilities of the Vitamins and Fine Chemicals Division, mainly associated with the vitamin case, remain with the Group. During the interim period expenses of 2 million Swiss francs were recorded (2005: 4 million Swiss francs), due mostly to the after-tax amortisation of discounted liabilities.

11. Provisions and contingent liabilities

Provisions *in millions of CHF*

	30 June 2006	31 December 2005
Environmental and legal provisions	1,488	1,578
Restructuring provisions	242	278
Other provisions	472	524
Total provisions	2,202	2,380
of which		
– Current portion	756	833
– Non-current portion	1,446	1,547
Total provisions	2,202	2,380

Other than the matters described in Note 6, no significant changes in the Group's contingent liabilities have occurred since the approval of the Annual Financial Statements by the Board of Directors.

12. Debt

Partial conversion of 'LYONs V' US dollar exchangeable notes: During the interim period notes with a carrying value of 404 million US dollars (513 million Swiss francs) were converted into 3.8 million non-voting equity securities. The notes called for conversion during the interim period represent 34.7% of the number of notes outstanding at the start of the year. A total of 129 million Swiss francs were recorded to equity, which represents the carrying value of the converted bonds, net of the cash used to purchase the non-voting equity securities used in the conversion and the related tax effects.

Redemption of 'Sumo' Japanese yen exchangeable notes: On the due date of 25 March 2005 the Group redeemed these bonds at the original issue amount plus accrued original issue discount (OID). The cash outflow was 1,178 million Swiss francs. There was no gain or loss recorded on the redemption.

Cash outflows from retirement of debt instruments *in millions of CHF*

	Six months ended 30 June 2006	2005
'LYONs V' US dollar exchangeable notes	(711)	-
'Sumo' Japanese yen exchangeable bonds	-	(1,178)
Total cash outflows from retirement of debt instruments	(711)	(1,178)

13. Equity

Share capital and non-voting equity securities *(Genussscheine)*

The authorised and called-up share capital of the Group and the number of issued non-voting equity securities have not changed during the interim period. The weighted average number of shares and non-voting equity securities in issue during the interim period was 851 million (2005: 843 million).

Dividends

On 27 February 2006 the shareholders approved the distribution of a dividend of CHF 2.50 per share and non-voting equity securities (2005: CHF 2.00) in respect of the 2005 business year. The distribution to holders of outstanding shares and non-voting equity securities totalled 2,152 million Swiss francs (2005: 1,721 million Swiss francs) and has been recorded against retained earnings in 2006.

Own equity instruments

The net cash inflow during the interim period from transactions in own equity instruments was 850 million Swiss francs (2005: net cash inflow of 484 million Swiss francs). This arose from a reduction in own equity instrument holdings following the partial conversion of the 'LYONs V' notes (see Note 12).

Own equity instruments *in equivalent number of non-voting equity securities*

	30 June 2006	31 December 2005
Non-voting equity securities	13,674	-
Low Exercise Price Options	9,818,304	14,233,945
Forward purchases and derivative instruments	8,200,000	7,233,454
Total non-voting equity instruments	18,031,978	21,467,399

To the Board of Directors of Roche Holding Ltd, Basel

We have been engaged to review the Interim Consolidated Financial Statements (income statement, balance sheet, cash flow statement, statement of recognised income and expenses, statement of changes in equity and notes on pages 28 to 46) of Roche Holding Ltd for the six-month period ended 30 June 2006.

These Interim Consolidated Financial Statements are the responsibility of the Board of Directors. Our responsibility is to issue a report on these Interim Consolidated Financial Statements based on our review.

We conducted our review in accordance with the Swiss Auditing Standard 910 and with the International Standard on Review Engagements 2400. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Based on our review, nothing has come to our attention that causes us to believe that the Interim Consolidated Financial Statements do not give a true and fair view of the financial position as of 30 June 2006, and the results of operations and cash flows for the six-month period then ended in accordance with International Accounting Standard 34 'Interim Financial Reporting'.

KPMG

KPMG Klynveld Peat Marwick Goerdeler SA

John A. Morris   Erik F.J. Willems

Basel, 19 July 2006

Supplementary Net Income and EPS Information

Profit from continuing businesses before exceptional items and core net income *in millions of CHF*

		Six months ended 30 June 2006		2005
Profit from continuing businesses		4,528		3,327
Major legal cases	–		146	
– income taxes	–		(55)	
		–		91
Profit from continuing businesses before exceptional items		4,528		3,418
Minority interests				
– Profit from continuing businesses	(572)		(444)	
– Major legal cases	–		–	
		(572)		(444)
Net income attributable to Roche shareholders (continuing businesses before exceptional items)		3,956		2,974
Amortisation and impairment of intangible assets	494		498	
– income taxes	(177)		(179)	
– minority interests	(23)		(27)	
		294		292
Core net income		4,250		3,266

EPS (continuing businesses before exceptional items) and Core EPS

Six months ended 30 June	EPS (continuing businesses before exceptional items) 2006	2005	Core EPS 2006	2005
Net income (millions of CHF)	3,956	2,974	4,250	3,266
Elimination of interest expense, net of tax, of convertible debt instruments, where dilutive	14	23	14	23
Increase in minority share of net income, net of tax, assuming all outstanding Genentech and Chugai stock options exercised	(42)	(27)	(44)	(30)
Net income used to calculate diluted earnings per share	3,928	2,970	4,220	3,259
Per share information				
(millions of shares and non-voting equity securities)				
Weighted average number of shares and non-voting equity securities in issue	851	843	851	843
Adjustment for assumed conversion of convertible debt instruments, where dilutive	7	15	7	15
Adjustment for equity compensation plans, where dilutive	2	1	2	1
Weighted average number of shares and non-voting equity securities in issue used to calculate diluted earnings per share	860	859	860	859
Earnings per share (diluted) (CHF)	4.56	3.46	4.90	3.80

Number of shares and non-voting equity securities

	30 June 2006	30 June 2005
Number of shares	160,000,000	160,000,000
Number of non-voting equity securities	702,562,700	702,562,700
Total	862,562,700	862,562,700

Data per share and non-voting equity security *in CHF*

		Six months ended 30 June 2006	2005
Diluted earnings per share and non-voting equity security		4.58	3.36
Stock price of share	High	225.20	184.90
	Low	198.00	139.00
	Period end	215.50	182.50
Stock price of non-voting equity security	High	202.10	162.20
	Low	185.80	120.60
	Period end	202.10	162.20

Market capitalisation *in millions of CHF*

	30 June 2006	30 June 2005
Period end	174,481	140,541

All prices shown are daily closing prices.

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Cautionary statement regarding forward-looking statements

This Half-Year Report contains certain forward-looking statements. These forward-looking statements may be identified by words such as 'believes', 'expects', 'anticipates', 'projects', 'intends', 'should', 'seeks', 'estimates', 'future' or similar expressions or by discussion of, among other things, strategy, goals, plans or intentions. Various factors may cause actual results to differ materially in the future from those reflected in forward-looking statements contained in this Half-Year Report, among others: (1) pricing and product initiatives of competitors; (2) legislative and regulatory developments and economic conditions; (3) delay or inability in obtaining regulatory approvals or bringing products to market; (4) fluctuations in currency exchange rates and general financial market conditions; (5) uncertainties in the discovery, development or marketing of new products or new uses of existing products, including without limitation negative results of clinical trials or research projects, unexpected side effects of pipeline or marketed products; (6) increased government pricing pressures; (7) interruptions in production; (8) loss of or inability to obtain adequate protection for intellectual property rights; (9) litigation; (10) loss of key executives or other employees; and (11) adverse publicity and news coverage.

The statement regarding earnings per share growth is not a profit forecast and should not be interpreted to mean that Roche's earnings or earnings per share for 2006 or any subsequent period will necessarily match or exceed the historical published earnings or earnings per share of Roche.

The Roche Half-Year Report is published in German (original language) and English.

The Roche Half-Year Report is issued by F. Hoffmann-La Roche Ltd, Basel, Corporate Communications.